UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Coleman Cable, Inc.

(Name of Subject Company)

Coleman Cable, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

193459302

(CUSIP Number of Class of Securities)

Alan C. Bergschneider

Chief Financial Officer

1530 Shields Drive

Waukegan, Illinois 60085

(847) 672-2300

With copies to:

Keith Pagnani Krishna Veeraraghavan Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	James J. Junewicz Winston & Strawn LLP 35 West Wacker Drive Chicago, IL 60601 (212) 558-5600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Coleman Cable, Inc., a Delaware corporation (the “Company,” “we” or “us”). The Company’s principal executive offices are located at 1530 Shields Drive, Waukegan, Illinois 60085. The Company’s telephone number at such address is (847) 672-2300.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share, which we refer to in this Schedule 14D-9 as the “Common Stock”. As of January 3, 2014, there were (i) 18,429,109 shares of Common Stock issued and outstanding, each of which we refer to in this Schedule 14D-9 as a “Share”, (ii) 72,807 shares of restricted Common Stock and (iii) 433,967 shares of Common Stock issuable upon exercise of outstanding stock options.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth above in “Item 1. Subject Company Information — Name and Address.”

Offer.

This Schedule 14D-9 relates to the tender offer by Cubs Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Southwire Company, also a Delaware corporation, to purchase all of the issued and outstanding Shares at a purchase price of $26.25 per Share, which we refer to in this Schedule 14D-9 as the “Offer Price”, net to the seller in cash, without interest, less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014. We refer in this Schedule 14D-9 to Cubs Acquisition Corporation as “Merger Sub” and to Southwire Company as “Parent”. We refer to Parent, together with Merger Sub, as the “Offerors”. We refer to the Offer to Purchase, and terms and conditions of the tender offer set forth therein, as it may be amended or supplemented from time to time, as the “Offer to Purchase”, and the related Letter of Transmittal, as it may be amended or supplemented from time to time, as the “Letter of Transmittal,” and, collectively with the Offer to Purchase, the “Offer”.

The Offer is described in a Tender Offer Statement on the Schedule TO filed by Parent and Merger Sub with the United States Securities and Exchange Commission (the “SEC”) on January 6, 2014, which we refer to, as it may be amended or supplemented from time to time, as the “Schedule TO”. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to this Schedule 14D-9, respectively, and are hereby incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 20, 2013, among the Company, Parent and Merger Sub, which we refer to, as it may be amended or modified from time to time, as the “Merger Agreement”. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, which we refer to as the “Merger”, pursuant to the provisions of the General Corporation Law of the State of Delaware, with the Company surviving as a wholly-owned subsidiary of Parent, and which we refer to as the “Surviving Corporation”. We refer to the provisions of the General Corporation Law of the State of Delaware in this Schedule 14D-9 as the “DGCL”.

At the effective time of the Merger, which we refer to in this Schedule 14D-9 as the “Effective Time”, each Share not acquired in the Offer (other than (i) Shares owned by Parent, Merger Sub, the Company or any of their respective direct or indirect wholly-owned subsidiaries, and in each case not held on behalf of third parties, and (ii) Shares held by stockholders who properly demand appraisal of such Shares pursuant to Section 262 of the DGCL) will, at the Effective Time of the Merger, be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any applicable withholding of taxes. The cash consideration to be received by stockholders that do not tender their Shares in the Offer pursuant to the Merger, which equals the Offer Price, is sometimes referred to in this Schedule 14D-9 as the “Per Share Merger Consideration”.

The Merger Agreement contemplates that, unless prohibited by law or court order, the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Merger Sub in the Offer of at least such percentage of the stock of the Company as would be required to adopt the Merger Agreement at a meeting of stockholders, which in the case of the Company is one Share more than 50% of the number of Shares that are then issued and outstanding. If the Merger is effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

In the event the consummation of the Merger pursuant to Section 251(h) of the DGCL is precluded by law or order and if Parent, Merger Sub and their affiliates will collectively own at least one Share more than the number of Shares necessary for Merger Sub to be merged into the Company without a vote or consent of the Company’s stockholders in accordance with Section 253 of the DGCL, whether as a result of the exercise of the Top-Up (as defined below) or otherwise, the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as possible after the Acceptance Time (as defined below) in accordance with Section 253 of the DGCL.

Subject to the terms of the Merger Agreement, in the event the Merger cannot be effected pursuant to Section 251(h) of the DGCL, the Company has granted Merger Sub the one-time “top-up” right, exercisable after the consummation of the Offer, to purchase from the Company that number of shares of Common Stock equal to the lowest number of shares of Common Stock that, when issued and added to the number of Shares owned by Parent and its affiliates at the time of such exercise, constitutes one share of Common Stock more than the number of Shares necessary for Merger Sub to be merged into the Company in accordance with Section 253 of the DGCL. We refer in this Schedule 14D-9 to the one-time top-up right as the “Top-Up”, the Shares issued pursuant to the Top-Up as the “Top-Up Shares” and the number of Shares required to be owned by Merger Sub to consummate the Merger pursuant to Section 253 of the DGCL as the “Short-Form Threshold”. If the Merger is effected pursuant to Section 253 of the DGCL, no vote of the Company’s stockholders will be required to consummate the Merger.

The Top-Up is not available to Merger Sub (i) unless the parties are precluded by law or court order from effecting the Merger pursuant to Section 251(h) of the DGCL; (ii) to the extent that the number of Top-Up Shares would exceed the number of the Company’s then authorized and unissued shares of Common Stock that are not otherwise reserved or committed to be issued and (iii) unless, immediately after such exercise and the issuance of the Top-Up Shares pursuant thereto, the Short-Form Threshold would be reached.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time, on Monday, February 3, 2014 (one minute after 11:59 p.m., New York City time, on Monday, February 3, 2014). In this Schedule 14D-9, we refer to this date, as it may be extended in accordance with the Merger Agreement, as the “Expiration Date”. Subject to the terms and conditions of the Merger Agreement and to the satisfaction or waiver by Merger Sub of the conditions to the Offer, Merger Sub will, on or after the Expiration Date, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer. We refer to the time of Merger Sub’s acceptance for payment of such tendered Shares in this Schedule 14D-9 as the “Acceptance Time”.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

As set forth in the Schedule TO, the address of the principal executive offices of the Offerors is One Southwire Drive, Carrollton, Georgia 30119, and the telephone number at such principal offices is (770) 832-4000. Upon filing this Schedule 14D-9 with the SEC, the Company will make this Schedule 14D-9 publicly available on its website at www.colemancable.com.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or in the Information Statement attached to this Schedule 14D-9 as Annex A, which we refer to as the “Information Statement” and which is hereby incorporated herein by reference, or as otherwise incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates and (i) any of the Company’s executive officers, directors or affiliates or (ii) the Offerors or any of their respective executive officers, directors or affiliates. The Information Statement attached as Annex A is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act, as amended, which we refer to in this Schedule 14D-9 as the “Exchange Act”, and Rule 14f-1 promulgated thereunder, in connection with Parent’s right pursuant to the Merger Agreement to designate persons to the Company’s Board of Directors, which we refer to in this Schedule 14D-9 as the “Board”, other than at a meeting of the stockholders of the Company as described below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Relationship with the Offerors and Certain of Their Affiliates — Representation on the Board” and in the Information Statement. The Information Statement attached as Annex A is incorporated herein by reference.

Relationship with the Offerors and Certain of Their Affiliates.

Merger Agreement.

On December 20, 2013, the Company, Parent and Merger Sub entered into the Merger Agreement. A summary of the Merger Agreement is contained in “Section 11 — The Merger Agreement” in the Offer to Purchase and is hereby incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is hereby incorporated herein by reference.

Stockholders of the Company and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized in the Offer to Purchase. The Merger Agreement has been provided solely to inform stockholders of the Company of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact but, rather, as a method of allocating risk among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by stockholders of the Company or stockholders of Parent. Neither stockholders of the Company, nor any other third parties should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Factual disclosures about the Company contained in public reports filed with the SEC may supplement, update or modify the factual disclosures contained in the Merger Agreement.

Support Agreements.

Concurrently with the execution of the Merger Agreement, Parent and Merger Sub entered into tender and support agreements with (a) The DB 2006 Trust (a trust for the benefit of family members of David Bistricer, a director of the Company) and (b) Nachum Stein (a director of the Company), Feige Stein, Hertz Hasenfeld and, by subsequent amendment, Ephraim Hasenfeld, which, collectively, we refer to in this Schedule 14D-9 as the

“Support Agreements”. Pursuant to the terms of the Support Agreements, such stockholders have agreed to tender a portion of their Shares in the Offer on the terms and subject to the conditions of such agreements. Each of those stockholders also agreed, subject to limited exceptions, not to transfer such portion of such stockholder’s Shares. The Shares subject to the Support Agreements collectively comprise approximately 14.8% of all outstanding Shares (not including Company Restricted Shares (as defined below)) in the aggregate. The Support Agreements will terminate upon termination of the Merger Agreement in accordance with its terms, the termination of the Offer and upon certain other circumstances. The summary of the Support Agreements contained in the Offer to Purchase in Section 8 under the heading “Certain Information Concerning Parent and Purchaser — Certain Relationships Between Parent, Purchaser and the Company” is incorporated by reference herein. This summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreements and related amendments, copies of which are filed as Exhibits (e)(2), (e)(3)(A) and (e)(3)(B) hereto and are incorporated herein by reference.

Representation on the Board.

Subject to applicable law and subject to the conditions of the Offer, promptly upon the acceptance by Merger Sub for payment, and payment for, a number of Shares tendered into the Offer that represents at least the number of shares that represents at least a majority of the Shares on a fully diluted basis as of the then scheduled Expiration Date (assuming the issuance of all shares of Common Stock issuable upon exercise of outstanding stock options and other rights to purchase shares of Common Stock) (we refer in this Schedule 14D-9 to this minimum number of Shares as the “Minimum Condition”), and at all times thereafter, Parent is entitled to designate to serve on the Board the number of directors, rounded up to the nearest whole number, that is equal to the product of the total number of directors on the Board (giving effect to the increase described in this sentence) multiplied by the percentage that the aggregate number of outstanding Shares that are then beneficially owned by Parent and Merger Sub (including such Shares as are accepted for payment and paid for pursuant to the Offer) bears to the total number of Shares. Subject to applicable law and the rules of the NASDAQ Stock Market, the Company will cause Parent’s designees to be elected or appointed to the Board, including by increasing the number of directors on the Board and by seeking and accepting the resignation of incumbent directors and taking any other actions necessary to accomplish the foregoing. To the fullest extent permitted by applicable law and the rules of the NASDAQ Stock Market, the Company will also cause Parent’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board. The foregoing summary of the provisions of the Merger Agreement concerning Parent’s ability to designate directors to the Board does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For more information see “Section 11 — The Merger Agreement — The Company’s Board of Directors” in the Offer to Purchase.

Confidentiality Agreements.

Parent and the Company entered into a confidentiality and standstill agreement, effective as of October 1, 2013. Under the terms of this confidentiality and standstill agreement, Parent agreed that, subject to certain exceptions, any non-public information made available by the Company to Parent or its representatives would be kept confidential and used by Parent and its representatives solely for the purpose of evaluating, negotiating and executing a possible mutually agreed transaction between Parent and the Company and would be kept confidential except as provided in the confidentiality and standstill agreement. This confidentiality and standstill agreement includes a “standstill” provision that prohibits Parent and its representatives from taking certain actions with respect to the Company for a period of two years from the date of the agreement subject to certain customary exceptions and termination provisions.

Parent and the Company entered into a confidentiality agreement, effective as of December 18, 2013. Under the terms of this confidentiality agreement, the Company agreed that, subject to certain exceptions, any non-public information made available by Parent to the Company or its representatives would be kept confidential and used by the Company and its representatives solely for the purpose of evaluating, negotiating and executing a possible mutually agreed transaction between Parent and the Company and would be kept confidential except as provided in the confidentiality agreement.

Exclusivity Agreement.

Parent and the Company entered into an exclusivity agreement (the “Exclusivity Agreement”), dated as of November 15, 2013, during the course of discussions between the parties regarding a possible business combination between Parent and the Company. Pursuant to the Exclusivity Agreement, the Company agreed, among other things and subject to certain exceptions, to certain exclusivity and non-solicitation obligations with respect to the securities of the Company. The Exclusivity Agreement expired on December 4, 2013 in accordance with its terms. The Exclusivity Agreement is filed as Exhibit (d)(3) to the Schedule TO and is hereby incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

Certain of the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that are different from, or in addition to, the interests of stockholders of the Company generally. The Board and the transaction committee, comprised of certain of the independent directors of the Board, which we refer to in this Schedule 14D-9 as the “Transaction Committee”, were aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, as more fully discussed below in “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Reasons for Recommendation.”

For further information with respect to the arrangements between the Company and its named executive officers, see the information included under “Item 8. Additional Information — Golden Parachute Compensation” (which is hereby incorporated into this Item 3 by reference).

Effect of the Offer and the Merger Agreement on Equity Awards.

Treatment of Company Stock Options.

Pursuant to the Merger Agreement, at the Acceptance Time, each outstanding option to purchase shares of Common Stock, which we refer to as a “Company Option”, granted under the Company’s long-term incentive plan, which we refer to as the “Stock Plan”, will fully vest and, at the Effective Time, be cancelled in exchange for a cash payment in an amount equal to the product of (i) the number of shares of Common Stock subject to such Company Option multiplied by (ii) the excess, if any, of the Offer Price over the exercise price of such Company Option, less any applicable tax withholdings. The cash payments with respect to the Company Options will be delivered as soon as practicable following the Effective Time.

As of January 3, 2014, the only executive officers with unvested Company Options are J. Kurt Hennelly and Kathy Jo Van, who each hold 10,000 unvested Company Options, and Alan Bergschneider, who holds 5,000 unvested Company Options, all of which have a $4.42 exercise price per Share. Based on an Offer Price of $26.25 per Share, Mr. Hennelly and Ms. Van would each be entitled to receive an estimated payment of $218,300 and Mr. Bergschneider would receive an estimated payment of $109,150 (in each case, minus any applicable withholding taxes) in respect of the accelerated vesting and cash out of such Company Options. None of the Company’s other executive officers and non-employee directors hold any unvested Company Options as of January 3, 2014. However, such executive officers and non-employee directors hold Company Options that are currently vested and exercisable as reflected in the table below the caption “Securities Ownership of Directors and Named Executive Officers” in the Information Statement attached hereto as Annex B, which will generally entitle each such executive officer and non-employee director to a payment equal to the Offer Price of $26.25 minus the applicable exercise price of the Company Option for each vested Company Option held by each such individual (minus any applicable withholding taxes).

Treatment of Company Restricted Shares.

Pursuant to the Merger Agreement, immediately prior to the Acceptance Time, any vesting conditions applicable to any outstanding shares of restricted Common Stock, which we refer to as the “Company Restricted Shares”, granted under the Company’s Stock Plan will lapse, and the holders thereof will be entitled to receive the same cash consideration on the same terms and conditions as the other stockholders of the Company (including withholding of any applicable taxes).

As of January 3, 2014, none of the Company’s executive officers holds any Company Restricted Shares, and the seven (7) non-employee directors hold the following Company Restricted Shares: 14,566 for each of Messrs. Bistricer and Stein and 8,735 for each of Messrs. Levinson, Martin, Neuberger, Spolan and Springer. Based on an Offer Price of $26.25 per Share, the non-employee directors would receive the following payments in respect of the accelerated vesting and cashing out of such Company Restricted Shares: $382,357.50 for each of Messrs. Bistricer and Stein and $229,293.75 for each of Messrs. Levinson, Martin, Neuberger, Spolan and Springer.

Employment Agreement with Mr. Yetman.

The Company previously entered into an employment agreement with its President and Chief Executive Officer, G. Gary Yetman, as amended and restated effective December 30, 2008. The employment agreement provides Mr. Yetman with certain severance benefits in the event his employment is terminated (i) by the Company without “cause” or (ii) by Mr. Yetman for “good reason.” The definition of “good reason” includes the occurrence of a “change in control,” which includes the Offer.

In the event of such a termination, Mr. Yetman is entitled to receive, in a lump sum, a payment equal to three times (i) an amount equal to his annual base salary plus (ii) his average annual bonus for the two complete years immediately preceding the date of termination. His health care and disability insurance benefits shall continue for 36 months after such termination, and any life insurance policies maintained by the Company on the life of Mr. Yetman shall be converted into fully paid term policies assigned to Mr. Yetman. Mr. Yetman’s agreement also provides that upon a termination by the Company without “cause” or by Mr. Yetman for “good reason”, any outstanding Company Options or Company Restricted Shares shall be immediately vested. Based on Mr. Yetman’s compensation levels as of January 3, 2014, the amount of cash severance payable to Mr. Yetman upon a qualifying termination (excluding cash long-term incentive amounts, as described below) is $6,136,853 (plus $127,075 of benefits continuation).

Under the terms of his employment agreement, Mr. Yetman is prohibited, during the term of his employment and for a period of 12 months thereafter, from engaging in a business that is competitive with the Company. The foregoing restrictive covenant does not apply, however, if Mr. Yetman is terminated by the Company without “cause”, he resigns for “good reason” or the Company fails to make any payment or perform any obligation owed to him under the agreement.

Under Mr. Yetman’s employment agreement, “cause” is generally defined to mean (a) gross neglect or willful failure to perform duties in all material respects after written demand and 30-days’ notice from the Board; (b) a willful and material breach of the agreement by the employee which is not cured within 30 days of notice of said breach; (c) fraud or embezzlement; or (d) conviction or entry of a plea of nolo contendere for a crime involving moral turpitude or any other crime materially impairing or materially hindering the employee’s ability to perform his employment duties. Under Mr. Yetman’s employment agreement, “good reason” is generally defined to mean (a) a material reduction in base compensation; (b) a significant reduction in responsibilities or duties, the result of which is that Mr. Yetman (1) shall no longer have control or authority over the management of the Company or its affiliates, or (2) shall have responsibilities which are not commensurate with the historical responsibilities of the President and Chief Executive Officer of the Company; (c) a 35-mile relocation of the office where Mr. Yetman works; (d) a change in control; or (e) other willful failure or willful breach by the Company of any material obligations of the agreement. The Company has thirty (30) days after written notice thereof by Mr. Yetman to the Board to remedy the occurrences of clauses (a) through (e) above, and Mr. Yetman must terminate his employment for “good reason” within 90 days following the occurrence of such event.

Mr. Yetman’s employment agreement further provides that if any of the payments and benefits provided under the agreement or otherwise would be subject to an excise tax and nondeductible under Section 280G of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), then his payments would automatically be reduced by the amount necessary to ensure that the severance benefits would not be subject to such excise tax.

In connection with the Merger, Mr. Yetman entered into a consulting agreement and a non-competition agreement, each to be effective after the consummation of the Merger as further described below in “— Employee Matters Following Closing.”

Employment Agreement with Mr. Frigo.

In connection with the execution of the Merger Agreement, the Company entered into an amended and restated employment agreement with its Executive Vice President, OEM Group, Michael Frigo. Upon a change in control, the employment agreement provides Mr. Frigo with (i) a $300,000 change in control bonus to be paid on the 12 month anniversary of the change in control (which we refer to as the “Special Change in Control Bonus”) and (ii) a guaranteed annual bonus equal to 100% of his target annual bonus amount for the year in which the change in control occurs, to be paid when annual bonuses are normally paid to similarly-situated active employees (which we refer to as the “Change in Control Annual Bonus”). The employment agreement also provides Mr. Frigo with certain severance benefits if, within 12 months of the occurrence of a change in control, his employment is terminated (i) by the Company without “cause” or (ii) by Mr. Frigo upon a “substantial breach” as described in more detail below.

In the event of such a termination, Mr. Frigo is entitled to receive, in 24 semi-monthly installments, a payment equal to one and one-half times his or her annual base salary. He will also receive, without duplication and within 10 days of his execution and non-revocation of a release of claims, (i) the Special Change in Control Bonus and (ii) the Change in Control Annual Bonus. His benefits shall continue for 12 months and any outstanding Company Options or Company Restricted Shares shall immediately vest (although any Company Options would be cancelled in exchange for a cash payment, as described above in “— Effect of the Offer and the Merger Agreement on Equity Awards — Treatment of Company Stock Options”).

Based on Mr. Frigo’s compensation levels as of January 3, 2014, the amount of cash severance (including the Special Change in Control Bonus of $300,000 and the Change in Control Annual Bonus of $246,000) that would be payable to Mr. Frigo upon a qualifying termination is $1,161,000 (plus $13,399 of benefits continuation).

Under the terms of his employment agreement, Mr. Frigo is prohibited, during the term of his employment and for any period during which he is entitled to receive severance payments, from engaging in a business that is competitive with the Company anywhere in North America. Upon Mr. Frigo’s termination of employment for any reason, he is also prohibited from soliciting the Company’s employees or customers or interfering with the Company’s business relationships for a period of 12 months post-termination.

Under Mr. Frigo’s employment agreement, “cause” is generally defined to mean (a) gross misconduct; (b) material nonperformance; (c) material breach of the agreement; (d) conviction or entry of a plea of guilty or nolo contendere to any felony or misdemeanor or the entry of any final civil judgment in connection with any allegation of fraud, misrepresentation, misappropriation or any other intentional tort or statute violation; (e) insubordination; (f) violation of the Company’s sexual harassment/anti-discrimination policies; or (g) a court order prohibiting Mr. Frigo from working for the Company for a period that extends beyond six months. Material nonperformance is deemed to occur only if such material nonperformance has not been corrected by Mr. Frigo within two weeks of written notice from the Company of the occurrence of such material nonperformance, which notice specifically sets forth the nature of the material nonperformance and is delivered no more than 30 days following the event giving rise to the material nonperformance notice.

Under Mr. Frigo’s employment agreement, “substantial breach” is generally defined to mean, without Mr. Frigo’s prior consent: (a) a material reduction in Mr. Frigo’s responsibilities under the agreement; (b) a material reduction by the Company in the base salary of Mr. Frigo; (c) any willful failure or willful breach by the Company of any material obligations of the agreement; and (d) a change in location of Mr. Frigo’s office within the two-year period on and after a change in control, that is 50 miles or more from the office where Mr. Frigo was located as of the date of the employment agreement. Mr. Frigo must give written notice to the Company of a substantial breach within 90 days of the occurrence of any event which constitutes substantial breach. The Company will have 30 days after written notice thereof by Mr. Frigo to remedy the occurrences of clauses (a) through (d) above.

Receipt of the above severance payments and benefits is conditioned upon Mr. Frigo’s execution and non-revocation of a general release of claims in favor of the Company.

Severance Agreements with Messrs. Bergschneider, Carr and Hennelly and Ms. Van.

The Company (i) previously entered into a severance agreement with each of Mr. Hennelly and Ms. Van, (ii) entered into a severance agreement with Mr. Carr in connection with the execution of the Merger Agreement and (iii) entered into an amended and restated severance agreement with Mr. Bergschneider in connection with the execution of the Merger Agreement (each of which we refer to as a “Severance Agreement”). The Severance Agreements provide the executive officers with certain severance benefits in the event an individual is terminated by the Company without “cause” or the individual resigns for “good reason” (which we refer to as a “Qualifying Termination”) and, in the case of Messrs. Bergschneider and Carr only, certain “modified single-trigger” and “single-trigger” benefits, respectively, become payable upon the occurrence of a change in control of the Company, which includes the transactions triggered as of the Acceptance Time.

For Mr. Carr only, upon a change in control, the Severance Agreement provides Mr. Carr with (i) a $300,000 change in control bonus to be paid on the 12 month anniversary of the change in control (which we refer to as the “Carr Special Change in Control Bonus”) and (ii) a guaranteed annual bonus equal to 100% of his target annual bonus amount for the year in which the change in control occurs, to be paid when annual bonuses are normally paid to similarly-situated active employees (which we refer to as the “Carr Change in Control Annual Bonus”).

Upon a Qualifying Termination, each of the Severance Agreements provides that the executive is entitled to receive, in 24 semi-monthly installments, a payment equal to one and one-half times his annual base salary. The executives’ benefits shall continue for 12 months and any outstanding Company Options or Company Restricted Shares shall be immediately vested (although any Company Options would be cancelled in exchange for a cash payment, as described above in “— Effect of the Offer and the Merger Agreement on Equity Awards — Treatment of Company Stock Options”). For Mr. Carr only, he would also receive, without duplication and within 10 days of his execution and non-revocation of a release of claims, (i) the Carr Special Change in Control Bonus and (ii) the Carr Change in Control Annual Bonus.

Based on Mr. Bergschneider’s compensation levels as of January 3, 2014, the amount of cash severance that would be payable to Mr. Bergschneider upon a Qualifying Termination (excluding cash long-term incentive amounts, as discussed below) is $472,500 (plus $8,810 of benefits continuation). Based on Mr. Carr’s compensation levels as of January 3, 2014, the amount of cash severance that would be payable to Mr. Carr (including the Carr Special Change in Control Bonus of $300,000 and the Carr Change in Control Annual Bonus

of $246,000) upon a Qualifying Termination is $1,161,000 (plus $8,577 of benefits continuation). Based on Mr. Hennelly’s compensation levels as of January 3, 2014, the amount of cash severance that would be payable to Mr. Hennelly upon a Qualifying Termination (excluding cash long-term incentive amounts) is $472,500 (plus $13,399 of benefits continuation). Based on Ms. Van’s compensation levels as of January 3, 2014, the amount of cash severance that would be payable to Ms. Van upon a Qualifying Termination (excluding cash long-term incentive amounts) is $472,500 (plus $8,216 of benefits continuation). Under the terms of the Severance Agreements, each of the executives is prohibited, during the term of employment and for one year thereafter, from (i) engaging in a business that is competitive with the Company in the United States or any country or territory where the Company sells its products or (ii) soliciting the Company’s employees or customers or interfering with the Company’s business relationships.

Under each of the Severance Agreements, “cause” is generally defined to mean (a) the executive’s gross neglect or willful failure to perform his/her duties and responsibilities with the Company in all material respects or to substantially comply with a specific and lawful directive of the Company’s Chief Executive Officer or any other officer of the Company to whom the executive directly reports or the Board, in each case after a written demand for substantial performance or substantial compliance is delivered to the executive by or on behalf of the Company’s Chief Executive Officer or the Board, which demand specifically identifies the manner in which the Board believes that the executive has not so performed his/her duties and which demand is not met within 30 days of its delivery to executive; (b) any act of fraud or embezzlement by the executive in connection with the Company or its affiliates; (c) a willful and material breach of the Severance Agreement by the executive which the executive fails to cure within 30 days of the executive’s receipt of written notice of such breach; or (d) the executive’s conviction or entering into a plea of nolo contendere to (1) a crime involving moral turpitude or (2) any other crime materially impairing or materially hindering the executive’s ability to perform his/her duties for the Company.

Under each of the Severance Agreements, “good reason” is generally defined to mean, without the executive’s prior consent: (a) a material diminution in the executive’s authority, duties, or responsibilities, other than a reduction attributable to the executive’s continued failure to substantially perform the executive’s duties with the Company or to accommodate the executive’s physical or mental illness or infirmity; (b) a material diminution in the executive’s base salary; or (c) a change in location of the executive’s office within the two-year period on and after a change in control, that is 50 miles or more from the office where the executive was located as of the date of the Severance Agreement; provided that (i) the executive delivers a written notice to the Company within 30 days of the initial existence of such occurrence, which notice specifically identifies the occurrence and demands that it be remedied and (ii) if such occurrence is capable of being remedied, the Company fails to remedy the same within 30 days after receiving such written notice or, if the same is not capable of being remedied within such period of time, the Company fails to commence diligently to seek to remedy the same within such period and thereafter to continue to seek to remedy such failure until remedied.

For Mr. Bergschneider only, the “good reason” definition in his Severance Agreement specifically states that the deregistration or delisting of the Company’s Common Stock will constitute a material diminution of the authority, duties and responsibilities of Mr. Bergschneider. Therefore, the deregistration or delisting of the Company’s Common Stock in connection with the occurrence of the Acceptance Time or the Effective Time will give Mr. Bergschneider “good reason” to terminate his employment and receive severance benefits under his Severance Agreement.

The Severance Agreements further provide that if any of the payments and benefits provided under the Severance Agreements or otherwise would be subject to an excise tax and nondeductible under Section 280G of the Code, then the executive’s payments would automatically be reduced by the amount necessary to ensure that the severance benefits would not be subject to such excise tax.

Receipt of the above severance payments and benefits is conditioned upon each executive officer’s execution and non-revocation of a general release of claims in favor of the Company.

Cash Long-Term Incentive Awards.

The Company has also granted cash long-term incentive awards (the “LTIA”) under the Stock Plan to certain of its executive officers:

Participant	Portion of LTIA Vesting in Connection with the Offer ($)
Mr. Yetman	693,900
Mr. Hennelly	132,891
Ms. Van	127,575
Mr. Bergschneider	106,313

Generally, one-half (1/2) of the maximum total LTIA value vests in accordance with the following sentence (which we refer to as the “Time-Based Portion”). One-half (1/2) of the Time-Based Portion of the LTIA vested when the executive remained continuously employed by the Company through December 31, 2013 and the remaining one-half (1/2) of the Time-Based Portion of the LTIA vests if the executive remains continuously employed by the Company through December 31, 2014, and the vested LTIA amounts are paid-out no later than March 15 of the year following the year in which the payments vested. The remaining one-half (1/2) of the maximum total LTIA value vests and is earned, if at all, subject to the executive’s continuous employment through the end of the “Performance Period” (which is defined as January 1, 2013 through December 31, 2014) and based on the Company’s Residual Enterprise Value Growth during the Performance Period (and which we refer to as the “Performance-Based Portion”).

The 2013 time-vested portion of the LTIA will be paid out in the ordinary course of business. The remaining portion of the LTIA will fully vest and become payable (with the Performance-Based Portion calculated at the maximum level of performance) upon the occurrence of a change in control, which includes the transactions triggered as of the Acceptance Time. Therefore, upon the Acceptance Time the executive officers listed in the table above will be entitled to receive (i) one-half (1/2) of the Time-Based Portion of the LTIA (i.e., the portion which would have otherwise vested based on the executives’ continuous employment with the Company through December 31, 2014) and (ii) the full amount of the Performance-Based Portion of the LTIA, calculated as though maximum performance was achieved.

Compensation Actions Between Signing of Merger Agreement and Completion of Merger.

Under the terms of the Merger Agreement, the Company is prohibited from taking certain compensation actions prior to the completion of the Merger. During the interim period, the Company may not, among other things, grant any severance or termination payments or benefits to any employee or grant any new equity-based awards to any employee. The terms of the Merger Agreement allow the Company to hire employees with an annual base salary of less than or equal to $175,000 and on terms that do not provide for any payments or benefits upon termination and effect routine salary increases for non-officer employees in the ordinary course of business consistent with past practice (with respect to both timing and amount).

Employee Matters Following Closing.

The Merger Agreement provides that, for a period of twelve (12) months following the Effective Time, Company employees who continue to be employed by the Surviving Corporation or any of its subsidiaries as of the Effective Time, which we refer to as the “Continuing Employees”, will be provided with (i) base salary no less than the base salary provided by the Company immediately prior to the Effective Time, (ii) annual cash bonus opportunity, (iii) cash long-term incentive opportunity with respect to certain employees that are no less favorable in the aggregate than those provided by the Company immediately prior to the Effective Time, (iv) employee benefits (other than equity compensation, severance benefits and benefits pursuant to a defined benefit pension plan) that are substantially comparable in the aggregate to those provided by the Company prior to the Effective Time and (v) severance benefits equal to either the severance benefits provided by (A) the Company immediately prior to the Acceptance Time or (B) Parent to its similarly situated employees.

In addition, Parent will cause any Parent benefit plans in which the Continuing Employees are eligible to participate following the Effective Time to take into account all service to the Company for purposes of eligibility, vesting and the level of benefits for severance, vacation or paid time off benefits under such plans, except to the extent that such recognition would result in a duplication of benefits for the same period of service or if such credit would not have been given to similarly situated employees of Parent with respect to their period of service with Parent. Parent will also cause any benefit plans maintained for the benefit of the Continuing Employees following the Effective Time to (i) waive any eligibility requirements or pre-existing condition limitations or waiting period requirements to the same extent waived under comparable plans of the Company and (ii) give effect, in determining any deductible, co-insurance and maximum out-of-pocket limitations, to eligible expenses paid by such employees during the year in which the Effective Time occurs under similar plans maintained by the Company.

In addition, the Company shall be permitted to (i) determine the amounts earned under the Company’s bonus plans (which we refer to as a “Bonus Plan”) in respect of the 2013 fiscal year, deeming all applicable performance targets to be fully achieved and (ii) pay each Bonus Plan participant such amounts in respect of the 2013 fiscal year (including the portion of the participant’s long-term cash bonus, if any, that has vested as of December 31, 2013) no later than the date on which the closing of the Merger occurs in accordance with the terms of the Merger Agreement (which we refer to as the “Closing Date”) (and pay the remaining unpaid portion of any long-term cash bonus on the Closing Date, taking into account vesting in connection with transactions contemplated by the Merger Agreement in accordance with the terms of the applicable program). If the Closing Date does not occur by February 28, 2014, the Company shall be permitted to (A) establish bonus targets, maximums and performance award levels and performance measures for the 2014 fiscal year under the Bonus Plans in the ordinary course of business consistent with past practice (subject to Parent’s modification for any portion of 2014 after the Effective Time), and (B) pay such amounts in respect of the 2014 fiscal year on the Closing Date, prorated based on the number of calendar days elapsed in the 2014 fiscal year through the Closing Date, based on the actual level of performance achieved through the Closing Date.

Prior to the Effective Time, the Company shall fully vest the Continuing Employees in any unvested account balances held by such Continuing Employee under the Coleman Cable, Inc. 401(k) Plan effective as of the Effective Time. This will not produce a benefit for the executive officers, as all are currently vested in their 401(k) plan.

In connection with the Merger Agreement, Parent entered into a consulting agreement, which we refer to as the “Consulting Agreement”, with Mr. Yetman pursuant to which Parent agreed to retain Mr. Yetman as a consultant for six months following the consummation of the Merger at a fee of $1,000 per hour, not to exceed 20% of the average hours of service per month Mr. Yetman performed in his prior capacity as an employee and Board member of the Company. The Consulting Agreement is not terminable during the first three months of the term, but may be terminated thereafter upon 30 days’ prior written notice. Additionally, Mr. Yetman entered into a non-competition agreement, which we refer to as the “Non-Competition Agreement”, with Parent pursuant to which Mr. Yetman agreed to, for a period of three years following consummation of the Merger, (i) refrain from directly or indirectly engaging in, investing in or managing a “competitive business” (as defined in the Non-Competition Agreement); (ii) not solicit any of the Company’s (or its post-Merger affiliates’) employees or interfere with any of the Company’s (or its post-Merger affiliates’) business relationships; and (iii) not disparage the Company or its post-Merger affiliates, including their respective officers and directors. As consideration for entering into the Non-Competition Agreement, Parent will pay Mr. Yetman $1.5 million payable in equal installments at the end of each year of the restricted period.

Except as set forth above with respect to Mr. Yetman, as of the date of this Schedule 14D-9, no members of the Company’s current management have entered into any agreement, arrangement or understanding with the Offerors or their affiliates to provide continuing employment with, or the right to convert into or reinvest or participate in the equity of, Parent, Merger Sub, the Surviving Corporation or any of their respective subsidiaries. Moreover, as of the date of this Schedule 14D-9, no discussions have occurred between members of the Company’s current management and representatives of the Offerors or their affiliates with respect to any such agreement, arrangement or understanding. Although it is possible that certain members of the Company’s current management team will enter into arrangements with the Offerors or their affiliates regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, Parent, as of the date of this Schedule 14D-9, no discussions have occurred between members of the Company’s current management and representatives of the Offerors or their affiliates regarding any such arrangements, and there can be no assurance that any parties will reach an agreement.

Director Compensation.

The Company has historically issued shares of restricted stock to the non-employee members of the Board on the first business day in January of each year in accordance with its director compensation policy. For 2014, such issuance took place on January 2, 2014. The approximate value of such shares is $100,000 for each Co-Chairman of the Board and $60,000 for all other non-employee members of the Board. In addition, consistent with past practice and the Company’s director compensation policy, the non-employee directors received cash payment of their fees for the first quarter, which is approximately $25,000 to each Co-Chairman of the Board and $15,000 to each other member of the Board, on January 2, 2014.

Indemnification; Directors’ and Officers’ Insurance.

The Merger Agreement provides that from and following the Effective Time, each present and former director, officer and employee of the Company and its subsidiaries is entitled to continued indemnification and advancement of expenses arising out of such indemnified party’s service as director, officer or employee of the Company or any of its subsidiaries at or prior to the Effective Time. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see “Section 11 — The Merger Agreement — Indemnification, Exculpation and Insurance” in the Offer to Purchase.

Section 16 Matters.

Pursuant to the Merger Agreement, the Company has agreed to take all actions reasonably necessary to cause the transactions contemplated by the Merger Agreement and any other dispositions of equity securities of the Company (including derivative securities) in connection with the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 under the Exchange Act.

Continuing Independent Directors.

The Merger Agreement provides that, from the Acceptance Time until the Effective Time, Parent and the Company will use their reasonable best efforts to cause at least three members of the Board as of immediately prior to the Acceptance Time who will be independent and eligible to serve on the Company’s audit committee to remain as directors. The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. For additional information regarding these arrangements, see “Section 11 — The Merger Agreement — The Company’s Board of Directors” and “Section 12 — Purpose of the Offer; Plans for the Company” in the Offer to Purchase.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board.

At a meeting held on December 20, 2013, the Board unanimously:

(i) approved and declared advisable the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Support Agreements, upon the terms and subject to the conditions set forth in the Merger Agreement;

(ii) determined that the Merger Agreement and such transactions are fair to and in the best interests of the Company and its stockholders (other than Parent and its subsidiaries); and

(iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES INTO TO THE OFFER AND, IF REQUIRED BY APPLICABLE LAW, ADOPT THE MERGER AGREEMENT.

Background and Reasons for the Recommendation.

Background of the Offer and the Merger.

The Board of Directors of the Company, which we refer to as the Board, and senior management of the Company in the ordinary course review and assess strategic alternatives available to the Company to enhance stockholder value, including refinancings and strategic acquisitions.

On July 12, 2013, the Company received an unsolicited written, non-binding acquisition proposal from Parent to acquire all of the Shares of the Company at a price per Share of $24.00 cash, which we refer to as the Initial Proposal. The $24.00 per Share offer price represented an approximately 13.4% premium over the closing price of the Shares of $21.17 on July 11, 2013 and an approximately 63.6% premium to the average closing price over the preceding 120 trading days. Shortly after the Initial Proposal was delivered to the Company, Mr. G. Gary Yetman, the Company’s President and Chief Executive Officer and a director on the Board, received a call from Mr. Stuart W. Thorn, Parent’s Chief Executive Officer and President, to briefly discuss the Initial Proposal. The Board was informed of the Company’s receipt of the Initial Proposal promptly following its receipt.

On August 5, 2013, based on their familiarity with, and their prior work for, the Company, representatives from Jefferies LLC, the Company’s financial advisor and who we refer to as Jefferies, were informed by the management of the Company about the Initial Proposal.

On August 6, 2013, the Board held a meeting with senior management and representatives from Winston &Strawn LLP, the Company’s regular outside legal counsel and who we refer to as Winston & Strawn, and Sullivan & Cromwell LLP, the Company’s special outside legal counsel and who we refer to as Sullivan & Cromwell. Representatives from Sullivan & Cromwell reviewed with the Board their fiduciary duties under applicable law. The directors discussed the Initial Proposal and the potential risks and benefits of exploring a potential business combination transaction, including the requirement of providing confidential information about the Company to a third party. The Board also discussed the importance of maintaining the confidentiality of a process involving the exploration of a potential business combination transaction and the potential impact of a leak on the business of the Company, including its customers and employees. After discussion, the Board determined to designate a committee of the Board, which we refer to as the Transaction Committee, consisting of Messrs. Bistricer, Levinson and Stein, each of whom is an independent and non-management director, to develop recommendations for the Board with respect to a sale of the Company, the approach to such a process and the retention of suitable legal and financial advisors. The Board advised the Transaction Committee that the scope of its mandate and responsibilities in connection with any such recommendations would be the subject of future action by the Board.

On August 8, 2013, members of the Transaction Committee met with representatives of Jefferies and representatives of Sullivan & Cromwell to discuss the draft materials regarding a potential sales process and potentially interested parties, including Parent, that were to be presented to the Board.

On August 26, 2013, the Board held a meeting with representatives from Jefferies, Winston & Strawn and Sullivan & Cromwell in order to consider the Company’s response to the Initial Proposal and to discuss the recommendations the Transaction Committee had developed since the August 6, 2013 meeting of the Board. Representatives of Sullivan & Cromwell again reviewed the directors’ fiduciary duties under applicable law. The representatives from Jefferies reviewed and discussed with the Board a proposed process for contacting and soliciting indications of interest from parties who might have interest in a potential transaction involving the Company, presenting a version of the materials that had previously been reviewed and discussed with the Transaction Committee and representatives of Sullivan & Cromwell. Jefferies also presented a list of sixteen potentially interested third parties, including Parent, seven of which were strategic and nine of which were financial, that had been developed and refined in consultation with, and based on the knowledge of the industry of, members of Company management and of the Transaction Committee, and which the Board reviewed and discussed at length. The sixteen parties were parties in the wire and cable sector believed to have the financial resources to engage in a potential strategic business combination involving the Company and certain private equity parties believed to have potential interest in and/or experience with the wire and cable sector and the financial resources to engage in a potential transaction involving the Company. The directors then discussed the Initial Proposal and the potential risks and benefits of commencing a process in which Parent and one or more additional third parties would be invited to review confidential information of the Company and submit indications of interest with respect to a business combination involving the Company. Although it did not determine to pursue a sale of the Company, the Board determined to undertake a review of the Company’s various strategic alternatives with a view toward ascertaining a course of action that would be in the best interests of the Company and its stockholders, including maintaining the status quo. Further to the Board’s determination on August 6, 2013 to revisit the scope of the mandate and responsibilities of the Transaction Committee in connection with such a process and in light of its potential breadth, complexity and duration and the need to conduct it in the most efficient and expeditious manner possible, the Board authorized the Transaction Committee to supervise and carry out a review and evaluation of the various strategic alternatives available to the Company, including negotiating and pursuing a potential transaction or electing to recommend to the Board not to pursue a transaction and maintaining the status quo.

Thereafter, representatives of Jefferies, at the direction of the Transaction Committee, contacted a representative of Parent to notify him that although the Board considered the $24.00 per Share price offered by Parent to be unacceptable, and that the Company had not determined to pursue a sale of the Company, that the Company was considering its strategic alternatives and as part of that process Parent and other third parties would be invited to review confidential information and submit proposals for a potential transaction involving the Company.

Beginning on September 5, 2013 and continuing over the following week, at the direction of the Transaction Committee, Jefferies placed calls to the other fifteen of the sixteen parties who had been approved by the Board at the August 26 meeting to gauge potential interest in a business combination transaction with the Company.

Of the sixteen parties contacted around this time, fourteen parties, including Parent, indicated that they would consider participating in the process or expressed interest in participating in the process.

Between September 9, 2013 and September 13, 2013, these fourteen parties, including Parent, were provided a form of confidentiality and standstill agreement, which included provisions providing for the termination of the standstill on customary terms, including the Company’s entry into a definitive agreement with a third party providing for a sale of the Company. Between September 10, 2013 and September 26, 2013, representatives of eight of these potentially interested parties, six of which were financial and two of which were strategic, including Parent, contacted representatives of Sullivan & Cromwell to negotiate terms of the confidentiality and standstill agreement, while six indicated to representatives of Jefferies that they would be unable to transact at a valuation that they believed would be acceptable to the Company and declined to proceed.

On September 16, 2013, the Transaction Committee held a meeting with representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. At the meeting, the Transaction Committee discussed with representatives from Jefferies the status of the outreach to potentially interested parties. Representatives of Jefferies and Sullivan & Cromwell provided an overview of potential next steps of the process. Representatives of Sullivan & Cromwell provided an update to the Transaction Committee on the status of negotiations of the confidentiality and standstill agreements with potentially interested parties and solicited input from the Transaction Committee on various changes to the provisions of the confidentiality and standstill agreement that had been requested by the potentially interested parties.

On September 24, 2013 and on September 30, 2013, the Transaction Committee and representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn met to discuss the outreach to potentially interested parties and the status of the negotiations of the confidentiality and standstill agreements. During this period, representatives of Sullivan & Cromwell continued to negotiate the confidentiality and standstill agreements with the potentially interested parties, including Parent. On October 1, 2013, Parent and the Company entered into a confidentiality and standstill agreement.

On October 7, 2013, the Transaction Committee held a meeting with Mr. Yetman and other senior management of the Company and representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. The Transaction Committee discussed with representatives of Jefferies the status of Jefferies’ discussions with the eight potentially interested parties, including Parent, of which a total of six, two of which were strategic and four of which were financial, had at that time executed confidentiality and standstill agreements. At the meeting, Mr. Yetman reviewed with the Transaction Committee the financial and business information to be provided to the potentially interested parties, including Parent, at in-person due diligence sessions with members of the Company’s management, including management’s projections of the Company’s future financial performance. Representatives of Jefferies and Sullivan & Cromwell reviewed with the Transaction Committee the next steps to be undertaken in the process with the potentially interested parties.

During the week of October 7, 2013 through October 16, 2013, members of the Company’s management team met with representatives of five potentially interested parties, two of which were strategic and three of which were financial, for in-person due diligence sessions, including, on October 8, 2013, representatives of Parent. As of October 10, 2013, eight potentially interested parties, including Parent, two of which were strategic and six of which were financial, had entered into confidentiality and standstill agreements with the Company; however, three of the financial parties thereafter declined to schedule in-person due diligence sessions.

Also during this week, at the direction of the Transaction Committee, representatives of Sullivan & Cromwell communicated to Mr. Yetman and requested that he communicate to members of management of the Company that he and such individuals should not engage in discussions with representatives of Parent regarding their future employment, compensation or related arrangements.

On October 14, 2013, the Transaction Committee held a meeting with Mr. Yetman and representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. Mr. Yetman and representatives of Jefferies provided an update regarding the in-person due diligence sessions with potentially interested parties held with members of Company management during the preceding week. The Transaction Committee received an update from representatives of Jefferies and Sullivan & Cromwell regarding the proposed schedule for the next steps in the process, and representatives of Jefferies provided an overview of the process letter to be distributed to participants in the process detailing procedures for submission of indications of interest.

On October 15, 2013, pursuant to the direction given by the Transaction Committee during the October 14 meeting, representatives of Jefferies distributed the process letter to and requested the five potentially interested parties that had participated in management due diligence sessions submit written indications of interest for a potential transaction involving the Company by October 25, 2013.

On October 21, 2013, the Transaction Committee held a meeting with Mr. Yetman, senior management of the Company and representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. At the request of the

Transaction Committee, Mr. Yetman and representatives of Jefferies provided the Transaction Committee with an overview of in-person due diligence sessions with potentially interested parties the previous week.

On October 23, 2013, Parent and its representatives were given access to a virtual data room containing limited confidential information about the Company.

Prior to the October 25, 2013 deadline for submitting preliminary indications of interest, four of the five potentially interested parties that had participated in in-person due diligence sessions with members of Company management informed Jefferies that they would not be submitting preliminary indications of interest because they would be unable to transact at a valuation that they believed would be acceptable to the Company.

On October 25, 2013, Parent submitted a non-binding indication of interest to acquire all of the Shares at a price of $24.00 per Share. The $24.00 per Share offer price was equal in value to the Initial Proposal and represented an approximately 15.1% premium over the closing price of the Shares of $20.85 on October 24, 2013 and an approximately 21.2% premium to the closing price of the Shares over the preceding 120 trading days. The $24.00 per share offer from Parent was promptly communicated to the Transaction Committee, and discussed by representatives of Jefferies with members of the Transaction Committee.

At the direction of the Transaction Committee, on or around October 28, 2013, representatives of Jefferies contacted representatives of Parent to communicate that the offer of $24.00 per Share remained unacceptable and indicated that if Parent increased its offer to $28.00 per Share, the Transaction Committee would consider providing Parent with access to a more extensive amount of due diligence information about the Company.

On October 30, 2013, representatives of Parent contacted representatives of Jefferies to communicate that Parent had increased its proposal to $25.00 per Share.

Also on October 30, 2013, Reuters published a story that the Company was exploring a potential sale transaction.

On October 30, 2013, the Board held a meeting with senior management and representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. Representatives of Jefferies provided an overview of the strategic process initiated on September 5, 2013 and an overview of Parent’s $25.00 per Share offer price. Representatives of Jefferies also provided an overview of its financial analyses of the Company, including an overview of recent stock performance and other valuation considerations. After discussion of the financial analyses and based on their knowledge of the industry and the Company, the Board authorized the Transaction Committee to continue negotiations with Parent with a view to increasing the proposed offer price from $25.00 per Share to $27.00 per Share and to obtaining a commitment to reach an agreement on an expedited basis, and following the meeting and at the direction of the Transaction Committee, Jefferies communicated the same to representatives of Parent.

On October 31, 2013, representatives of Parent contacted representatives of Jefferies to communicate that Parent would not increase its $25.00 per Share offer price. Representatives of Jefferies responded that they did not believe that the $25.00 per Share offer would be acceptable to the Company.

On November 1, 2013, representatives of Parent responded to representatives of Jefferies with a revised proposal of $25.50 per Share and requested that the Company enter into an agreement to negotiate exclusively with Parent for a period of four weeks.

On November 4, 2013, the Transaction Committee held a meeting with representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. After discussion, the Transaction Committee determined that it would support continued negotiations with Parent on an exclusive basis if Parent would increase its offer to $26.50 per Share and commit to completing its evaluation of the Company in ten days.

On November 5, 2013, the Board held a meeting with senior management and representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. The Transaction Committee apprised the Board of the current status of negotiations and Parent’s request for four weeks of exclusivity. After extensive discussion, the Board approved the Transaction Committee continuing negotiations with Parent on an exclusive basis if Parent would agree to increase the per Share price from $25.50 to $26.50 and agree to an exclusivity period that would expire by December 4, 2013, which was subsequently communicated by representatives of Jefferies to representatives of Parent.

On November 6, 2013, representatives of Parent informed Jefferies that it would offer $26.25 per Share, subject to the Company agreeing to a period of exclusive negotiations with Parent and continued due diligence through December 4, 2013.

On November 7, 2013, the Board held a meeting with representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. The Transaction Committee apprised the Board of the current status of negotiations and requested that the Board support its continued negotiations with Parent based on Parent’s offer of $26.25 per Share and authorize the Company to enter into an exclusivity agreement providing Parent a period of exclusive negotiations that would terminate on December 4, 2013. After extensive discussion, the Board approved the Transaction Committee’s request and approved a period of exclusive negotiations with Parent until December 4, 2013.

On November 7, 2013, representatives of Jefferies communicated to representatives of Parent that the Company was prepared to proceed with a possible transaction between the parties based on Parent’s offer of $26.25 per Share and an understanding that Parent would complete its due diligence investigation and the parties would negotiate and execute definitive transaction documents by December 4, 2013.

Later in the evening on November 7, 2013, representatives of Sullivan & Cromwell sent a draft exclusivity agreement with a termination date of December 4, 2013, to Kirkland & Ellis LLP, outside legal counsel to Parent and who we refer to as Kirkland & Ellis. On November 8, 2013, Kirkland & Ellis sent a revised draft exclusivity agreement to Sullivan & Cromwell, requesting exclusivity through December 6, 2013.

On November 8, 2013, members of the Company’s management team and members of Parent’s management team met, along with representatives of Jefferies, Winston & Strawn and Sullivan & Cromwell, to discuss Parent’s due diligence inquiries regarding the Company. Later that same day, Parent and its representatives were given access to a new virtual data room containing more extensive confidential information about the Company.

On November 11, 2013, the Transaction Committee held a meeting with representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. Representatives of Sullivan & Cromwell updated the Transaction Committee on the status of negotiations of the exclusivity agreement. Representatives of Jefferies also reported to the Transaction Committee on several unsolicited calls representatives of Jefferies had received from potentially interested parties that had not been included in the list of sixteen potentially interested parties that representatives of Jefferies had contacted at the outset of the process and who were inquiring about a potential transaction involving the Company. This group of new potentially interested parties consisted primarily of financial sponsors. After discussion, the Transaction Committee instructed the representatives of Jefferies to follow up with the potentially interested parties that had made the new inbound inquiries. Additional consideration of Parent’s comments to the exclusivity agreement was deferred to a subsequent meeting.

On November 12, 2013, the Transaction Committee held a meeting with representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. Representatives of Jefferies updated the Transaction Committee on the status of its follow up discussions with respect to the inbound inquiries discussed at the previous Transaction Committee meeting. The Transaction Committee instructed representatives of Jefferies to continue to pursue follow-up calls and discussions.

On November 13, 2013, the Transaction Committee held a meeting with representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. The Transaction Committee discussed the status of the follow up calls representatives of Jefferies had conducted with parties who had inquired about a potential transaction involving the Company and asked questions of Jefferies regarding the level of interest of and the financial capability of these potentially interested parties and the likelihood that any of the potentially interested parties would be able to complete due diligence on an expedited basis and propose an offer comparable to the one Parent had proposed. After discussion, the Transaction Committee determined that the level of interest displayed by these potentially interested parties was low, that their commitment to completing a transaction was uncertain and that continued discussions with these parties was unlikely to result in an offer comparable to the one proposed by Parent. During this meeting, the Transaction Committee also considered Parent’s request to extend the exclusivity period through December 6, 2013, and determined, in light of the Board’s authorization to grant exclusivity only through December 4, 2013, to reject Parent’s request. Later that evening, representatives of Sullivan & Cromwell sent a proposed final draft of the exclusivity agreement providing for a period of exclusive negotiations through December 4, 2013 to Parent. On November 15, 2013, Parent accepted the exclusivity agreement with a termination date of December 4, 2013.

On November 16, 2013, representatives of Sullivan & Cromwell provided the Transaction Committee with a copy of the proposed draft merger agreement.

On November 18, 2013, the Transaction Committee held a meeting with representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. Representatives of Jefferies provided an update regarding Parent’s due diligence investigation of the Company. Representatives of Sullivan & Cromwell reviewed and discussed with the Transaction Committee the draft merger agreement that had been distributed to the Transaction Committee on November 16, 2013. Jefferies also described Parent’s proposed financing arrangements based on its preliminary discussions with representatives of Parent.

On November 19, 2013, representatives of Kirkland & Ellis sent a draft merger agreement to representatives of Sullivan & Cromwell.

From November 19, 2013 to November 21, 2013, members of the management teams of the Company and Parent conducted follow-up in person, due diligence discussions.

On November 20, 2013, representatives of Sullivan & Cromwell provided a draft of the proposed merger agreement to representatives of Kirkland & Ellis. From that day until the merger agreement and related documents were executed on the morning of December 20, 2013, the parties and their respective representatives negotiated the terms of the definitive documents. Significant issues discussed between the parties included the circumstances under which the Company could consider alternative proposals and accept superior offers, the parties’ respective obligations to obtain requisite approvals to consummate the transaction, the amount of, and circumstances under which the Company would be required to pay Parent, a termination fee and to reimburse Parent for certain transaction-related expenses, the circumstances in which the tender offer period could or must be extended, whether the agreement would include a material adverse effect condition to Merger Sub’s obligation to consummate the Offer, the terms of provisions relating to Parent’s financing (including the requirements for commencement of and the length of the debt marketing period), remedies and the terms of certain representations and warranties.

On November 22, 2013, representatives of Kirkland & Ellis informed representatives of Sullivan & Cromwell that Parent would require Mr. Bistricer, Mr. Stein and family members and trusts for the benefit of family members of Mr. Bistricer and Mr. Stein, respectively, in their capacities as stockholders of the Company, to enter into agreements pursuant to which such stockholders would commit to tender in the Offer no more than 14.9% of Shares in the aggregate beneficially owned by them.

On or around November 25, 2013, representatives of Parent contacted Mr. Yetman to request approximately two additional weeks of due diligence beyond December 4, 2013. On November 26, 2013, representatives of Jefferies and representatives of Parent discussed the additional period of time Parent was requesting to complete its due diligence investigation. Representatives of Parent communicated that Parent would commit to provide a list of final, limited due diligence items by November 27, 2013, which if satisfied by December 2, 2013, would permit it to commit to completing its due diligence investigation and executing a definitive merger agreement by December 11, 2013. The Transaction Committee was apprised of Parent’s request and representatives of Company’s management continued to assemble materials and information in response to due diligence requests submitted by representatives of Parent over the subsequent few days.

On November 27, 2013, representatives of Sullivan & Cromwell received a revised draft of the merger agreement from representatives of Kirkland & Ellis.

On November 29, 2013, representatives of Sullivan & Cromwell received a proposed draft tender and support agreement from representatives of Kirkland & Ellis.

On December 3, 2013, the Transaction Committee held a meeting with representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. Representatives of Sullivan & Cromwell reviewed the terms of the merger agreement and certain of the comments reflected in the draft merger agreement provided by Kirkland & Ellis on November 27, 2013, including Parent’s request that Mr. Bistricer, Mr. Stein and family members and trusts for the benefit of family members of Mr. Bistricer and Mr. Stein, respectively and in their capacities as stockholder of the Company, enter into tender and support agreements and Parent’s proposed revisions relating to the parties’ obligations to obtain the requisite approvals to consummate the transaction and the financing. The Transaction Committee discussed at length the implications of these provisions and the effect on timing and certainty of closing and the Company’s proposed response. A representative of Jefferies provided an update regarding the additional due diligence requested by Parent. The Transaction Committee directed Jefferies to request Parent provide additional information regarding its proposed financing and copies of Parent’s debt financing commitment letters.

Also on December 3, 2013, representatives of Sullivan & Cromwell informed representatives of Kirkland & Ellis that the Company insisted on reviewing certain financial statements of Parent, and requested copies of Parent’s debt financing commitment letters. Representatives of Kirkland & Ellis indicated that Parent would consider providing those financial statements only pursuant to a confidentiality agreement covering the financial statements.

Later that day, representatives of Sullivan & Cromwell received from representatives of Kirkland & Ellis drafts of Parent’s debt financing commitment letters.

At 11:59 p.m. New York City time on December 4, 2013, the exclusivity agreement expired in accordance with its terms.

On December 5, 2013, representatives of Sullivan & Cromwell and of Kirkland & Ellis discussed certain issues related to draft of the merger agreement. During this discussion, representatives of Kirkland & Ellis informed representatives of Sullivan & Cromwell that Parent would require that Mr. Yetman enter into a non-competition agreement and a consulting agreement in connection with its execution of a definitive transaction agreement.

On December 6, 2013, Mr. Thorn contacted Mr. Yetman and indicated that Parent would need additional time to complete due diligence, rejected the Company’s proposal that Parent agree to take any and all actions to obtain the requisite approvals to consummate the transaction and requested that Mr. Yetman enter into a three year non-competition agreement and a consulting agreement with Parent.

On December 7, 2013, the Transaction Committee held a meeting with Mr. Yetman and representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. Mr. Yetman briefed the Transaction Committee on the call he received from Mr. Thorn and representatives of Sullivan & Cromwell updated the Transaction Committee regarding the state of negotiations of the merger agreement with Parent. The Transaction Committee discussed in depth the potential benefits and drawbacks of the proposed transaction as reflected in the draft of the merger agreement that representatives of Sullivan & Cromwell had received from Kirkland & Ellis on December 6, 2013, and discussed with Jefferies, Sullivan & Cromwell and Winston & Strawn the advantages and disadvantages of various proposed responses. The Transaction Committee expressed concern regarding the positions taken by Parent in the recent draft of the merger agreement and discussed compromises on certain issues, including with respect to the actions Parent would be required to take to obtain the requisite approvals to consummate the transaction. The Transaction Committee instructed Sullivan & Cromwell to revise the draft merger agreement to reflect the positions discussed at this meeting, with a view to sending the revised draft merger agreement to Parent as soon as possible. The Transaction Committee instructed representatives of Jefferies and Sullivan & Cromwell to inform representatives of Parent’s financial advisors and of Kirkland & Ellis that the revised merger agreement represented the terms upon which the Company would be willing to engage in a transaction and to request a response from Parent by noon on December 9, 2013 as to whether such terms were acceptable. Following the Transaction Committee meeting, representatives of Jefferies and Sullivan & Cromwell spoke with representatives of Parent’s financial advisors and of Kirkland & Ellis and informed them of the Transaction Committee’s position on the draft merger agreement.

On December 8, 2013, representatives of Parent’s financial advisors contacted representatives of Jefferies to convey Parent’s response to the revised merger agreement, which had been provided to them by representatives of Sullivan & Cromwell earlier that day, and stated that Parent was unwilling to accept the provisions of the merger agreement setting forth the actions that Parent would be required to take to obtain the requisite approvals to consummate the transaction.

In the evening of December 8, 2013, the Transaction Committee held a meeting with Mr. Yetman and representatives of Jefferies and Sullivan & Cromwell. Representatives of Jefferies updated the Transaction Committee regarding discussions that Jefferies had held with representatives of Parent regarding the proposed merger agreement circulated by Sullivan & Cromwell earlier that day, in which representatives of Parent had communicated that it would not accept the proposed merger agreement on the terms requested by the Transaction Committee, in particular with respect to the actions Parent would be required to take to obtain the requisite approvals to consummate the transaction. Following discussion on various potential responses with representatives of Jefferies and of Sullivan & Cromwell, the Transaction Committee determined to hold another meeting the following day.

On December 9, 2013, the Transaction Committee held a meeting with Mr. Yetman and representatives of Jefferies and Sullivan & Cromwell. The Transaction Committee reviewed Parent’s positions and determined that certain of Parent’s positions were unacceptable, in particular with respect to the actions Parent would be required to take to obtain the requisite approvals to consummate the transaction. The Transaction Committee discussed with representatives of Jefferies and Sullivan & Cromwell the various potential responses, and discussed at length the advantages and disadvantages of the various potential responses. After discussion, the Transaction Committee determined to terminate discussions with Parent regarding a transaction and requested that representatives of Sullivan & Cromwell prepare a draft notice requesting the return or destruction of the Company’s confidential information in the possession of Parent in accordance with the terms of the confidentiality and standstill agreement between Parent and the Company. Following the meeting, representatives of Jefferies called representatives of Parent, and representatives of Sullivan & Cromwell called representatives of Kirkland & Ellis, to inform them that the Transaction Committee had determined to terminate the discussions with Parent regarding a transaction.

In the evening of December 9, 2013, the Transaction Committee held a meeting with Mr. Yetman and representatives of Jefferies and Sullivan & Cromwell. The Transaction Committee reviewed the proposed notice requesting the return or destruction of the Company’s confidential information.

Shortly thereafter, at the direction of the Transaction Committee, representatives of Sullivan & Cromwell sent the return or destroy notice to representatives of Kirkland & Ellis and Parent’s and its representatives’ access to the Company’s virtual data room was terminated.

On December 13, 2013, representatives of Parent communicated to representatives of Jefferies that Parent had determined to accept in principle the Company’s proposal regarding the actions Parent would be required to take to obtain the requisite approvals to consummate the transaction. Representatives of Parent also communicated that Parent would continue to require a three year non-competition agreement and a consulting agreement from Mr. Yetman. Over the course of the next week until the early morning of December 20, 2013, representatives of Sullivan & Cromwell and of Kirkland & Ellis exchanged multiple drafts of the merger agreement and, at various times, discussed and negotiated the merger agreement.

In the evening of December 18, 2013, the Company and Parent executed a customary confidentiality agreement and representatives of Kirkland & Ellis provided copies of certain of Parent’s financial statements to representatives of Sullivan & Cromwell, which were promptly distributed to the Board.

The Board held a meeting on December 18, 2013 with senior management and representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. The Transaction Committee updated the Board on the negotiations with Parent since the last Board meeting. Representatives of Sullivan & Cromwell reviewed with the Board its fiduciary duties under applicable law. Representatives of Jefferies then reviewed with the Board Jefferies’ financial analysis of the Company and its preliminary indicative analysis of the financial aspects of the proposed transaction. The Board also discussed the copies of Parent’s financial statements that had been circulated to the Board. After discussion, representatives of Sullivan & Cromwell reviewed with the Board the terms of the proposed merger agreement. The directors then discussed various aspects of the proposed merger agreement, including provisions pertaining to termination, termination fees and expense reimbursement, the actions Parent would be required to take to obtain the requisite approvals to consummate the transaction, the Company’s remedies for potential breach of the agreement, certain representations, warranties and covenants to be made by the Company and the tender and support agreements to be executed by certain stockholders of the Company. At the request of the Board, representatives of Jefferies confirmed that, subject to a review of final terms of the proposed transaction, Jefferies expected to be able to render a favorable opinion to the Board as to the fairness of the consideration to be received by the stockholders of the Company in the Offer and the Merger. Following a request from the Board, Mr. Yetman provided an update on the status of his negotiations with Parent regarding the non-competition agreement and consulting agreement that Parent had requested from him.

Early in the morning on December 20, 2013, the Transaction Committee held a meeting with Mr. Yetman and representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. At this meeting, the Transaction Committee reviewed with representatives of Sullivan & Cromwell the proposed final merger agreement. Mr. Yetman also confirmed that final agreement regarding the terms of his non-competition agreement and his consulting agreement with Parent and Merger Sub had been reached. After discussion, the Transaction Committee determined to recommend that the Board (i) approve, and declare advisable, the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Support Agreements, upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determine that the Merger Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders (other than Parent and its subsidiaries) and (iii) resolve to recommend that the Company’s stockholders accept the Offer and tender their Shares into the Offer and, to the extent required by applicable Law, adopt the Merger Agreement.

Immediately following the conclusion of the Transaction Committee meeting, the Board held a meeting with senior management and representatives of Jefferies, Sullivan & Cromwell and Winston & Strawn. Representatives of Sullivan & Cromwell reviewed with the Board the terms of the merger agreement and Parent’s financing. Thereafter, Jefferies rendered its opinion to the Board to the effect that, as of December 20, 2013 and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth in Jefferies’ opinion, the Offer Price and the Per Share Merger Consideration of $26.25 per Share in cash to be received by the holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, as discussed below in “— Opinion of the Company’s Financial Advisor”. The opinion delivered by Jefferies is attached to this Schedule 14D-9 as Annex B. Thereafter, the Transaction Committee reported its recommendation to the Board.

Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, the Board unanimously (i) approved, and declared advisable, the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Support Agreements, upon the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the Merger Agreement and such transactions are fair to, and in the best interests of, the Company and its stockholders (other than Parent and its subsidiaries) and (iii) resolved to recommend that the Company’s stockholders accept the Offer, tender their Shares into the Offer, and, to the extent required by applicable law, adopt the Merger Agreement. Immediately following this action by the Board, the Compensation Committee approved certain Company employment compensation, severance and other employee benefit arrangements with respect to the employees of the Company.

Before the opening of trading on the NASDAQ Stock Market on December 20, 2013, the Company, Parent and Merger Sub executed the Merger Agreement, and, at approximately 9:00 a.m. New York City time, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all of the outstanding Shares at a price of $26.25 per Share in cash, without interest, less applicable tax withholding.

On January 6, 2014, Merger Sub commenced the Offer and the Company filed this Schedule 14D-9.

Reasons for Recommendation.

In evaluating the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Support Agreement, the Board consulted with the members of the Transaction Committee, Company’s senior management, as well as Jefferies, Sullivan & Cromwell and Winston & Strawn. In the course of making the determination that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the Support Agreements, are fair to and in the best interests of the Company and its stockholders (other than Parent and its subsidiaries) and to recommend that Company’s stockholders accept the Offer, tender their Shares into the Offer and, to the extent required by applicable law, adopt the Merger Agreement, the Board considered numerous factors, including the following non-exhaustive list of material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:

•	Premium to Market Price. The Board considered:

•	the fact that the Offer Price represents a 16.6% premium to the trading price at which the Shares closed on October 29, 2013, the last trading day before news of a potential transaction was reported publicly;

•	the fact that the Offer Price represents premiums of 25.4%, 30.1% and 29.6% over the volume-weighted average trading prices for the Shares, respectively, for the thirty-day, sixty-day and ninety-day periods ending on October 29, 2013, the last trading day before news of a potential transaction was reported publicly;

•	the fact that the Offer Price represents a 4.7% premium to the highest trading price, and a 185.6% premium to the lowest trading price during the 52-week period prior to December 18, 2013; and

•	that the Board believed it had obtained Parent’s best and final offer and that, as of the date of the Merger Agreement, the Offer Price represented the highest per-Share price reasonably obtainable.

•	Business, Financial Condition and Prospects of the Company. The Board considered the current and historical financial condition, results of operations, business, competitive position and prospects of the Company as well as the Company’s financial plan and prospects if the Company were to remain an independent company and the potential impact on the trading price of the Shares. The Board weighed the certainty of realizing a compelling value for Shares in the Offer and the Merger as compared to the uncertainty that trading values would remain stable in the foreseeable future, including as a result of factors such as the cyclical nature of the wire and cable industry, the Company’s exposure to volatile markets, and a potential general decline in economic conditions and other risks and uncertainties associated with the Company and its business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012).

•	Strategic Alternatives. The Board considered potential alternatives to the acquisition of the Company by Parent, including the possibility that the Company would continue to operate as an independent entity, the potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of accomplishing the goals of such alternatives, as well as the Board’s belief that none of these alternatives was reasonably likely to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Board also considered the fact that the Company had actively solicited proposals from other potential buyers, but none had submitted an offer.

•	Opinion of the Company’s Financial Advisor and Related Financial Analyses. The Board considered (i) the opinion of Jefferies, dated December 20, 2013 to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth in Jefferies’ opinion, the Offer Price and the Per Share Merger Consideration of $26.25 per Share in cash to be received by holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders, as discussed below in “— Opinion of the Company’s Financial Advisor” and (ii) the related financial analyses presented by Jefferies to the Board, as discussed below in “— Opinion of the Company’s Financial Advisor.” The Board was aware that Jefferies became entitled to certain fees upon the delivery of Jefferies’ opinion and will become entitled to additional fees upon consummation of the Offer, as more fully described below in “— Opinion of the Company’s Financial Advisor.”

•	Negotiation Process and Procedural Fairness. The Board considered the fact that the terms of the Offer and the Merger were the result of robust arms’ length negotiations, conducted by the Transaction Committee in consultation with the Board and with the assistance of independent financial and legal advisors.

•	Certainty of Consideration. The Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s significant business risks, and while also providing such holders of Shares certainty of value and liquidity for their Shares.

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Speed of Completion. The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for the Shares, which subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, should allow stockholders to receive the consideration for their Shares in a relatively short time frame, followed by the Merger in which stockholders who do not validly exercise appraisal rights will receive the same consideration as received by those stockholders who tender their Shares in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential disruption and uncertainty pending closing.

•	Likelihood of Completion; Certainty of Payment. The Board considered its belief that the Offer and the Merger will likely be consummated, based on, among other factors:

•	the absence of any financing condition to Parent’s and Merger Sub’s obligations to consummate the Offer and the Merger;

•	the debt financing commitments received by Parent and Merger Sub from reputable financial institutions to lend cash amounts for the purposes of financing the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	the fact that the conditions to the Offer and the Merger are specific and limited in scope;

•	the Company’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger;

•	the Company’s ability under the Merger Agreement to pursue damages; and

•	the financial condition and reputation of Parent.

•	Other Terms of the Merger Agreement. The Board considered other terms of the Merger Agreement, which are more fully described in “Section 11 — The Merger Agreement” of the Offer to Purchase. The Board believed that the provisions of the Merger Agreement were in the best interests of the Company and its stockholders, and considered, among others, the following provisions:

•	Minimum Condition. Consummation of the Offer is conditioned on the satisfaction of the Minimum Condition, which, if satisfied, would demonstrate strong support for the Offer and the Merger by holders of Shares because satisfaction of the Minimum Condition would require that at least a majority of Shares (assuming the issuance of all shares of Common Stock issuable upon exercise of outstanding stock options and other rights to purchase shares of Common Stock) would have been tendered in the Offer and not withdrawn.

•	Ability to Respond to Certain Unsolicited Takeover Proposals. Prior to the Acceptance Time, the Board may provide confidential information and/or engage in discussions or negotiations in connection with an unsolicited bona fide written Acquisition Proposal (as defined in “Section 11 — The Merger Agreement — No Solicitation” in the Offer to Purchase) if the Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes or is reasonably likely result in a Superior Proposal (as defined in “Section 11 — The Merger Agreement — No Solicitation” in the Offer to Purchase), subject to certain notice requirements in favor of Parent and the entry into a suitable confidentiality agreement.

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Change of Recommendation in response to a Superior Proposal; Ability to Accept a Superior Proposal. The Board may, in connection with a Superior Proposal, effect a Change of Recommendation and/or cause the Company to terminate the Merger Agreement to enter into an Alternative Acquisition Agreement (as such terms are defined in “Section 11 — The Merger Agreement — No Solicitation” and in “Section 11 — The Merger Agreement — The Company Board’s Recommendation” in the Offer to Purchase), if the Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to a 72 hour “matching right” that would allow Parent to match a Superior Proposal, and which will renew with any material revisions to the terms of the Superior Proposal. If the Merger Agreement is terminated by the Company in connection with the Company’s entering into an Alternative Acquisition Agreement with respect to a Superior Proposal in connection with a Change of Recommendation, then the Company will have an obligation to pay Parent a termination fee of $15 million (as more fully described in “Section 11 — The Merger Agreement — Termination Fee” in the Offer to Purchase).

•	Intervening Event Change of Recommendation. The Board may also, in response to a material event, occurrence, development or state of facts or circumstances occurring after the date of the Merger Agreement that was neither known to the Board nor reasonably foreseeable prior to the date of the Merger Agreement, effect a Change of Recommendation if the Board determines in good faith, after consultation with outside counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, subject to a 72 hour “matching right” that would allow Parent to make such adjustments to the terms and conditions of the Merger Agreement such that the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable law. If Parent terminates the Merger Agreement as a result of such a Change of Recommendation, the Company will have an obligation to pay Parent a termination fee of $15 million.

•	Extension of the Offer. Merger Sub’s obligation to accept for and pay for all Shares that have been validly tendered into the Offer and not properly withdrawn is subject to the satisfaction or waiver of a number of conditions (which we refer to as the “Tender Offer Conditions”). However, Merger Sub is required, under certain circumstances, to extend the Offer beyond the initial Expiration Date if, at any otherwise scheduled Expiration Date, any of the Tender Offer Conditions has not been satisfied or waived, except that if at a scheduled Expiration Date the only unsatisfied Tender Offer Condition is the Minimum Condition, the Offer will be extended for the shorter of (i) 20 business days and (ii) the number of business days remaining prior to the Termination Date.

•	Termination Date. The Termination Date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Offer and the Merger, while minimizing the length of time during which the Company would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.

•	Cooperation. The Merger Agreement requires Parent to use its reasonable best efforts to consummate the Offer and the Merger, and sets forth agreed actions with respect to Parent’s obligations to obtain requisite approvals to consummate the Offer and the Merger.

•	Company Material Adverse Effect. The Board considered the provisions in the Merger Agreement that changes, events, occurrences or effects resulting from the entry into, announcement or performance of the Merger Agreement or the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement, including any loss of, or adverse change in, the relationship of the Company or any of its subsidiaries with customers, employees, unions, financing sources, distributors, suppliers, partners or similar relationships as a result thereof, or any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period (in and of itself), are excluded from the determination of whether a Company Material Adverse Effect (as defined and more fully described “Section 11 — The Merger Agreement — Representations and Warranties” in the Offer to Purchase) has occurred that would permit Parent to elect not to consummate the Offer.

•	Appraisal Rights. The Board considered the availability of statutory appraisal rights under Delaware law in connection with the Merger for stockholders of the Company who do not tender their Shares into the Offer and, if applicable, do not vote their Shares in favor of adoption of the Merger Agreement (and who otherwise comply with the statutory requirements of Delaware law), and who believe that exercising such rights would yield them a greater per-Share amount than the Per Share Merger Consideration, which appraisal rights avoid delays in the transaction so that other stockholders of the Company will be able to receive in the Offer and the Merger the Offer Price or the Per Share Merger Consideration, as applicable, for their Shares.

In reaching its determinations and recommendations described above, the Board also considered the following potentially negative factors:

•	No Participation in the Company’s Future. The Board considered that if the Offer and the Merger are consummated, stockholders of the Company will receive the Offer Price in cash and will no longer have the opportunity to participate in any future earnings or growth of the Company or the combined company or benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engages in future strategic or other transactions or successfully commercializes any of its product candidates.

•	Non-Solicitation Covenant. The Board considered that the Merger Agreement imposes restrictions on soliciting Acquisition Proposals from third parties. However, based upon the process to identify certain strategic alternatives described above in “— Background of the Offer and the Merger” and Jefferies’ advice as to the likely universe of other potential acquirors, the Board believed it had a strong basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company.

•	Expense Reimbursement and Termination Fees. The Board considered the fact that the Company must pay Parent a termination fee of $15 million if the Merger Agreement is terminated under certain circumstances, including to accept a Superior Proposal, and that the amount of the termination fee is comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not likely be required to be paid unless the Company entered into a more favorable transaction. The Board also recognized that the provisions in the Merger Agreement relating to these fees were insisted upon by Parent as a condition to entering into the Merger Agreement. The Board considered that the termination fee of $15 million would be payable by the Company if (a) (i) either party terminates the Merger Agreement because the transaction has not been consummated by the Termination Date or because the Offer expires without Merger Sub having accepted for payment any Shares and certain conditions to the Offer were not satisfied or (ii) Parent terminates the Merger Agreement due to the Company’s uncured breaches of the Merger Agreement that cause the failure of the conditions to the Offer to be satisfied, (b) a third party has made a bona fide Acquisition Proposal prior to such termination and (c) within twelve months of such termination, the Company enters into an Alternative Acquisition Agreement with respect to any Acquisition Proposal, which is subsequently consummated, including the possibility that such fee would need to be considered by the Company in determining whether to engage in another transaction for up to twelve months following the termination date. Additionally, the Board considered that if Parent terminates the Merger Agreement due to the Company’s uncured breaches of the Merger Agreement that cause the failure of the conditions to the Offer to be satisfied, the Company must reimburse up to $4 million of Parent’s documented out-of-pocket fees and expenses incurred prior to termination in connection with the transactions contemplated by the Merger Agreement, which expenses would be credited against and reduce any termination fee that could become subsequently payable under such circumstances.

•	Interim Operating Covenants. The Board considered that the Merger Agreement imposes restrictions on the conduct of the Company’s business prior to the consummation of the Offer, requiring the Company to use its reasonable best efforts to conduct its and its subsidiaries’ business in the ordinary course of business, to preserve intact its and its subsidiaries’ business organization and to maintain existing business relations and goodwill with business associates, and that may limit the Company and its subsidiaries from taking specified actions, subject to specific limitations, which may delay or prevent the Company from undertaking business opportunities that may arise pending completion of the Offer.

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Risks the Offer and the Merger May Not Be Completed. The Board considered the risk that the conditions to the Offer may not be satisfied and that, therefore, Shares may not be purchased pursuant to the Offer and the Merger may not be consummated. The Board also considered the risks and costs to the Company if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, the potential effect on vendors, distributors, customers, partners and others that do business with the Company and the potential effect on the trading price of the Shares.

•	Financing. The Board also considered the risk that Parent will be unable to obtain the financing from the lenders under Parent’s debt financing commitment letter.

•	Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger, that may be different from or in addition to those of other stockholders, as more fully described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.”

•	Tax Treatment. The Board considered that the receipt of the Offer Price and the consideration payable in the Merger will generally be taxable to stockholders of the Company. The Board believed that this was mitigated by the fact that the entire consideration payable in the Offer and the Merger would be cash, providing adequate cash for the payment of any taxes due.

The foregoing discussion of the factors considered by the Board is intended to be a summary, and is not intended to be exhaustive, but rather includes the principal factors considered by the Board. After considering these factors, the Board concluded that the positive factors relating to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, substantially outweighed the potential negative factors. The Board collectively reached the conclusion to approve the Merger Agreement and the related transactions, including the Offer and the Merger, in light of the various factors described above and other factors that the members of the Board believed were appropriate. In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Board did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, and it did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Rather, the Board made its recommendation based on the totality of information it received and the investigation it conducted. In considering the factors discussed above, individual directors may have given different weights to different factors.

Intent to Tender.

As of January 3, 2014, the directors and executive officers of the Company beneficially owned 2,368,209 Shares (not including any Shares deliverable upon exercise or conversion of any Company Options), representing approximately 12.8% of the outstanding Shares. To the Company’s knowledge, after reasonable inquiry, the directors and executive officers of the Company currently intend to tender or cause to be tendered all Shares held of record or beneficially by them into the Offer (other than Shares as to which such holder does not have discretionary authority and Shares which may be retained in order to facilitate estate and tax planning dispositions) and, if necessary, to vote such Shares in favor of the adoption of the Merger Agreement. Additionally, certain stockholders, including trusts for the benefit of family members of Mr. Bistricer and of Mr. Stein, respectively, and Mr. Stein have entered into Support Agreements with respect to a portion of their Shares. See “Item 3. Past Contacts, Transactions Negotiations and Agreements — Relationship with the Offerors and Certain of Their Affiliates — Support Agreements”.

Opinion of the Company’s Financial Advisor.

The Company retained Jefferies to provide it with financial advisory services in connection with a possible sale of the Company and an opinion as to the fairness, from a financial point of view, to holders of Shares of the Offer Price and the Per Share Merger Consideration to be received by such holders in connection with the Offer and the Merger. At the meeting of the Board held on December 20, 2013, Jefferies rendered its opinion to the Board to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth in Jefferies’ opinion, the Offer Price and the Per Share Merger Consideration of $26.25 per Share in cash to be received by holders of Shares pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of Jefferies, dated as of December 20, 2013, is attached hereto as Annex B. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. The Company encourages you to read the opinion carefully and in its entirety. Jefferies’ opinion is directed to the Board and addresses only the fairness, from a financial point of view, of the Offer Price and the Per Share Merger Consideration of $26.25 per Share in cash to be received by holders of Shares pursuant to the Offer and the Merger as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation as to whether any holder of Shares should tender their Shares pursuant to the Offer or how any holder of Shares should vote on the Merger or any matter related thereto. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion attached to this Schedule 14D-9 as Annex B.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft dated December 20, 2013 of the Merger Agreement;

•	reviewed certain publicly available financial and other information about the Company;

•	reviewed certain information furnished by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

•	held discussions with members of senior management of the Company concerning the matters described in the prior two bullet points;

•	reviewed the Share trading price history and valuation multiples for the Shares and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	compared the proposed financial terms of the Offer and the Merger with the financial terms of certain other transactions that Jefferies deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. In its review, Jefferies relied on assurances of the management of the Company that management was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, the Company. Jefferies was not furnished with any such evaluations or appraisals and did not assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. The Company informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Jefferies expressed no opinion as to the Company’s financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting the Company, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal and accounting advice given to the Company and the Board, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the Offer and the Merger to any holder of Shares. In rendering its opinion, Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it. Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the contemplated benefits of the Offer and the Merger.

Jefferies’ opinion was for the use and benefit of the Board in its consideration of the Offer and the Merger, and Jefferies’ opinion did not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Offer and the Merger or the terms of the Merger Agreement or the documents referred to therein. Jefferies’ opinion does not constitute a recommendation as to whether any holder of Shares should tender their Shares pursuant to the Offer or as to how any holder of Shares should vote on the Merger or any matter relating thereto. In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than holders of Shares. Jefferies expressed no opinion as to the price at which the Shares will trade at any time. Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Offer and the Merger relative to the Offer Price and the Per Share Merger Consideration to be received by holders of Shares. Jefferies’ opinion was authorized by the Fairness Committee of Jefferies LLC.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of the Company’s actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per Share value do not purport to be appraisals or to reflect the prices at which Shares may actually be sold. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the Offer Price and Per Share Merger

Consideration of $26.25 per Share in cash to be received by holders of Shares pursuant to the Offer and the Merger, and were provided to the Board in connection with the delivery of Jefferies’ opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion and that were presented to the Board at its meeting on December 18, 2013. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Transaction Overview

Based upon the approximately 18.711 million Shares that were outstanding as of November 5, 2013 on a fully diluted basis (calculated using the treasury stock method), Jefferies noted that the Offer Price and Per Share Merger Consideration of $26.25 per Share implied an equity value of approximately $491.2 million. Including total net debt of approximately $293.9 million, Jefferies noted that the Offer Price and Per Share Merger Consideration of $26.25 per Share implied an enterprise value of approximately $785.1 million. Jefferies also noted that the Offer Price and Per Share Merger Consideration of $26.25 per Share represented:

•	a premium of 16.6% over the closing price per Share on October 29, 2013, the last trading day prior to Reuters publishing a news story that the Company was exploring a potential sale transaction, of $22.52;

•	a premium of 25.4% over the volume weighted average price per Share during the 30-trading day period immediately preceding October 29, 2013;

•	a premium of 30.1% over the volume weighted average price per Share during the 60-trading day period immediately preceding October 29, 2013;

•	a premium of 29.6% over the volume weighted average price per Share during the 90-trading day period immediately preceding October 29, 2013;

•	a premium of 4.7% over the 52-week high price per Share of $25.06 on November 4, 2013; and

•	a premium of 185.6% over the 52-week low price per Share of $9.19 on December 28, 2012.

Comparable Company Analysis

Using publicly available information and information provided by the Company’s management, Jefferies analyzed the trading multiples of the Company and the corresponding trading multiples of the following three public companies that manufacture wire and cable products, which are collectively referred to as the “Selected Companies”:

•	Belden Inc.

•	Encore Wire Corporation

•	General Cable Corporation

In its analysis, Jefferies derived and compared multiples for the Company and the Selected Companies, calculated as follows:

•	the enterprise value divided by estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2013, which is referred to as “Enterprise Value/2013E EBITDA”; and

•	the enterprise value divided by estimated EBITDA for calendar year 2014, which is referred to as “Enterprise Value/2014E EBITDA”.

This analysis indicated the following:

Selected Companies Multiples

Benchmark	High	Low	Mean	Median
Enterprise Value/2013E EBITDA	11.7x	6.8x	9.9x	11.1x
Enterprise Value/2014E EBITDA	10.2x	6.0x	8.6x	9.6x

Using the reference ranges for Enterprise Value/2013E EBITDA and Enterprise Value/2014E EBITDA set forth below and the Company’s estimated EBITDA adjusted to exclude certain non-recurring items, or Adjusted EBITDA, for calendar years 2013 and 2014, Jefferies determined implied enterprise values for the Company, then subtracted total debt and added cash and cash equivalents to determine implied equity values. After accounting for the vesting of in-the-money stock options (calculated using the treasury stock method), these analyses indicated the ranges of implied values per Share set forth opposite the relevant benchmarks below, compared, in each case, to the Offer Price and Per Share Merger Consideration of $26.25 per Share:

Selected Companies Reference Ranges and Implied Price Ranges

Benchmark	Reference Range	Implied Price Range
Enterprise Value/2013E EBITDA	7.0x — 8.0x	$19.34 — $24.36
Enterprise Value/2014E EBITDA	6.0x — 7.5x	$18.35 — $26.87

No company utilized in the selected public company analysis is identical to the Company. In evaluating the Selected Companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. Mathematical analysis, such as determining the mean and median, is not in itself a meaningful method of using selected public company data.

Precedent Transactions Analysis

Using publicly available information, Jefferies examined the following eight transactions involving companies engaged in the manufacturing of wire and cable products and announced since June 7, 2004. The transactions considered and the month, date and year each transaction was announced were as follows:

Date Announced	Acquiror	Target
May 21, 2012	General Cable Corporation	Alcan Cable*
February 13, 2012	Nexans S.A.	AmerCable Holdings Inc.
June 21, 2011	Nexans S.A.	Shandong New Rihui Cable Company Limited*
June 11, 2008	LS Cable Ltd.	Superior Essex Inc.
September 12, 2007	General Cable Group Corporation	Phelps Dodge International Corporation
March 11, 2007	Coleman Cable, Inc.	Copperfield, LLC
February 6, 2007	Belden CDT Inc.	LTK Wiring Company Limited*
June 7, 2004	Southwire Company	Alflex Corporation*

*	Transactions excluded from the high, low, mean and median multiples summarized below because such multiples were not available for those transactions.

Using publicly available estimates and other information for each of these transactions, Jefferies reviewed, where available, the enterprise value as a multiple of the target company’s latest twelve months, or LTM, EBITDA as of the announcement date of such transaction.

This analysis indicated the following:

Precedent Transactions Multiples

Benchmark	High	Low	Mean	Median
Enterprise Value/LTM EBITDA	9.5x	6.0x	7.9x	8.0x

Using a reference range of 6.0x to 8.0x for the Company’s Adjusted EBITDA for calendar year 2013, Jefferies determined implied enterprise values for the Company, then subtracted total debt and added cash and cash equivalents to determine implied equity values. After accounting for the vesting of in-the-money stock options (calculated using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $14.33 to $24.36, compared to the Offer Price and Per Share Merger Consideration of $26.25 per Share.

No transaction utilized as a comparison in the selected transactions analysis is identical to the Offer and the Merger. In evaluating the Offer and the Merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. Mathematical analysis, such as determining the mean and median, is not in itself a meaningful method of using selected transaction data.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis to estimate the present value of the free cash flows of the Company through the fiscal year ending December 31, 2017 using the Company’s management’s financial projections, discount rates ranging from 11.5% to 12.5%, which were based on a weighted average cost of capital analysis of the Selected Companies, and Adjusted EBITDA terminal value multiples ranging from 7.0x to 8.0x. To determine the implied total equity value for the Company, Jefferies subtracted total debt and added cash and cash equivalents to the implied enterprise value for the Company. After accounting for the vesting of in-the-money stock options (calculated using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $24.74 to $30.31, compared to the Offer Price and Per Share Merger Consideration of $26.25 per Share.

Jefferies also performed a discounted cash flow analysis to estimate the present value of the free cash flows of the Company through the fiscal year ending December 31, 2017 using the same financial projections and discount rates referred to above, and perpetuity growth rates ranging from 2.5% to 3.5%. To determine the implied total equity value for the Company, Jefferies subtracted total debt and added cash and cash equivalents to the implied enterprise value for the Company. After accounting for the vesting of in-the-money stock options (calculated using the treasury stock method), this analysis indicated a range of implied values per Share of approximately $16.31 to $22.92, compared to the Offer Price and Per Share Merger Consideration of $26.25 per Share.

Other Factors

For reference purposes only, using publicly available information, Jefferies analyzed the premiums offered in 541 selected transactions completed and pending from January 1, 2008 to December 16, 2013 with cash consideration ranging from $100 million to $1.5 billion.

For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company’s closing Share price one day, one week and one month prior to the transaction’s announcement. This analysis indicated the following premiums for those time periods prior to announcement:

Premiums Paid Percentages

Time Period Prior to Announcement	High	75th Percentile	Median	25th Percentile	Low
1 day	398%	49%	33%	21%	0%
1 week	411%	52%	37%	22%	0%
1 month	412%	57%	38%	23%	0%

Using a reference range based on the 25th percentile and the 75th percentile for each of the time periods described above, Jefferies performed a premiums paid analysis using the closing prices per Share one day, one week and one month prior to October 29, 2013, the last trading day prior to Reuters publishing a news story that the Company was exploring a potential sale transaction. This analysis indicated a range of implied values per Share of approximately $25.86 to $33.66, compared to the Offer Price and Per Share Merger Consideration of $26.25 per Share.

General

Jefferies’ opinion was one of many factors taken into consideration by the Board in making its determination to approve the Offer and the Merger and should not be considered determinative of the views of the Board or management with respect to the Offer and the Merger or the Offer Price and the Per Share Merger Consideration.

Jefferies was selected by the Board based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

In connection with Jefferies’ services as the Company’s financial advisor, the Company has agreed to pay Jefferies an aggregate fee in the amount of $5.0 million, $750,000 of which was payable upon delivery of Jefferies’ opinion and the remainder of which is payable contingent upon consummation of the Offer. No portion of the opinion fee was contingent on the conclusion expressed in Jefferies’ opinion. The Company also has agreed to reimburse Jefferies for certain of its reasonable expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Jefferies and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. During the two year period prior to the date of its opinion, Jefferies did not receive any fees for financial advisory or financing services from either the Company or Parent. Jefferies maintains a market in the securities of the Company, and in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company, Parent and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to the Company or entities that are affiliated with the Company or Parent, for which it would expect to receive compensation.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Information pertaining to the retention of Jefferies in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor” is incorporated herein by reference.

The Company has also engaged Joele Frank, Wilkinson Brimmer Katcher as its public relations advisor in connection with the Offer and the Merger under customary terms and conditions. The Company has agreed to pay such advisor customary compensation for such services.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions with respect to Shares, other than the grant of the Top-Up pursuant to the Merger Agreement, have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than:

Name	Date of Transaction	Nature of Transaction	Number of Shares	Weighted Average Price/Share
David Bistricer	1/2/2014	Annual restricted stock award to directors	3,818	$26.195
Shmuel Levinson	1/2/2014	Annual restricted stock award to directors	2,291	$26.195
Dennis Martin	1/2/2014	Annual restricted stock award to directors	2,291	$26.195
Isaac Neuberger	1/2/2014	Annual restricted stock award to directors	2,291	$26.195
Harmon Spolan	1/2/2014	Annual restricted stock award to directors	2,291	$26.195
Denis Springer	1/2/2014	Annual restricted stock award to directors	2,291	$26.195
Nachum Stein	1/2/2014	Annual restricted stock award to directors	3,818	$26.195

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Subject Company Negotiations.

Except as otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

Except as described above or otherwise set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Regulatory Approvals.

The Offer is conditioned on satisfaction (or waiver) of the condition that all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “HSR Act”) will have expired or been terminated (the “Regulatory Condition”). In order to satisfy the Regulatory Condition the parties must make a filing with the Federal Trade Commission (the “FTC”). If Merger Sub’s acquisition of Shares is delayed due to a failure to satisfy the Regulatory Condition, the Offer will be extended in certain circumstances. See “Section 1 — Terms of the Offer” in the Offer to Purchase.

Antitrust.

Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of the Shares in the Offer and the Merger. The purchase of Shares pursuant to the Offer is subject to such requirements. See “Section 15 — Certain Conditions of the Offer” in the Offer to Purchase.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when the parties each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the reviewing agency. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. In addition, pursuant to agency practice, if the reviewing agency has not completed its investigation during the fifteen (15) calendar day waiting period, each of the parties may withdraw the HSR filing and refile it within two (2) business days without paying an additional filing fee. This procedure allows the reviewing agency an additional fifteen (15) calendar days to review the transaction. The parties each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on December 30, 2013, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City time, on January 14, 2014, unless earlier terminated by the reviewing agency, or either of the parties withdraws and refiles its HSR filing. If, prior to the expiration of the HSR waiting period, either the FTC or the Antitrust Division issues a request for additional information and documentary material (“Second Request”), the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to ten (10) calendar days following the date of the parties’ substantial compliance with the Second Request. At any time during this period, the reviewing agency can grant early termination of the waiting period. After the expiration of the ten (10) calendar day waiting period, absent Parent’s and the Company’s agreement to extend the review time, the reviewing agency can prevent closing only by court order. In practice, complying with the Second Request takes a significant period of time and merging parties generally consent to an extension of the ten (10) calendar day waiting period.

At any time before or after Merger Sub’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Merger Sub or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Notice of Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Merger Sub purchases Shares in the Offer, and the Merger is consummated, holders of Shares immediately prior to the Effective Time are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C and which is hereby incorporated by reference. All references in Section 262 of the DGCL and in this summary to a “stockholder” or to a “holder of Shares” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer; (ii) make a timely and proper demand for appraisal of their Shares and follow the other procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The “fair value” could be greater than, less than or the same as the Offer Price or the consideration payable in the Merger (which equals the Offer Price).

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	prior to the later of the consummation of the Offer and January 26, 2014, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Written Demand by the Record Holder.

All written demands for appraisal should be addressed to Corporate Secretary, Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085. The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware

Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price or the consideration payable in the Merger (which equals the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price or the Per Share Merger Consideration (which equals the Offer Price). Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price or the Per Share Merger Consideration (which equals the Offer Price).

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder’s certificates. The Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such stockholder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Per Share Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Per Share Merger Consideration.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly comply with the procedures set forth in Section 262 of the DGCL, including delivering a demand for appraisal of your Shares to the Company as provided herein by the later of January 26, 2014 or the Effective Time. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the Company’s stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statute.

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL (“Section 203”) prohibits an “interested stockholder” (which includes a person who owns or has the right to acquire 15% or more of the corporation’s issued and outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the time such person became an interested stockholder unless, among other things, the board of directors of the corporation approved, prior to the interested person becoming such, either the business combination or the transaction in which the interested stockholder became such. The Company has opted out of Section 203 and, therefore, the provisions of Section 203 are inapplicable to the Company.

The Company is not aware of any state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. As set forth in the Offer to Purchase, in the event it is asserted that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, Merger Sub might be required to file certain information with, or to receive approval from, the relevant state authorities, and Merger Sub might be unable to accept for payment or pay for Shares tendered into the Offer, or be delayed in consummating the Offer.

Top-Up.

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, the Merger will, unless prohibited by law or court order, be completed pursuant to Section 251(h) of the DGCL, and no vote of the Company’s stockholders will be required. However, if the Acceptance Time occurs but Parent and the Company are precluded by law or court order from effecting the Merger pursuant to Section 251(h) of the DGCL, and Merger Sub has not acquired the number of Shares in the Offer necessary to satisfy the Short-Form Threshold (which would permit the Merger to be completed without a vote of stockholders pursuant to Section 253 of the DGCL), then pursuant to the Merger Agreement, and subject to its terms, the Company has granted to Merger Sub the Top-Up (as described above in “Item 2. Identity and Background of Filing Person — Offer”). The Top-Up is not available to Merger Sub (i) unless the parties are precluded by law or court order from effecting the Merger pursuant to Section 251(h) of the DGCL; (ii) to the extent that the number of Top-Up Shares would exceed the number of the Company’s then authorized and unissued shares of Common Stock that are not otherwise reserved or committed to be issued and (iii) unless, immediately after such exercise and the issuance of the Top-Up Shares pursuant thereto, the Short-Form Threshold would be reached at the time of exercise. The Top-Up will terminate upon the termination of the Merger Agreement in accordance with its terms. If the Merger is effected pursuant to Section 253 of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

The Top-Up is intended to expedite the timing of the completion of the Merger at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Parent’s and Merger Sub’s ownership of a majority of the Shares following completion of the Offer by permitting Merger Sub to effect a “short-form” merger pursuant to Section 253 of the DGCL if (i) the parties are precluded by law or court order from effecting the Merger pursuant to Section 251(h) of the DGCL and (ii) following the Acceptance Time, Merger Sub owns less than the number of Shares necessary to satisfy the Short-Form Threshold. Upon the terms and subject to the conditions set forth in the Merger Agreement, in the event that, following consummation of the Offer and, if applicable, the exercise of the Top-Up, the adoption of the Merger Agreement by the stockholders of the Company is not required by applicable law in order to consummate the Merger, Parent, Merger Sub and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the consummation of the Offer in accordance with applicable Delaware law without convening a meeting of the stockholders of the Company.

This summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference.

Vote Required to Approve the Merger.

The Board has approved the Merger Agreement, the Offer, the Merger and other transactions contemplated by the Merger Agreement, including the Support Agreements, in accordance with the DGCL. The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which permits completion of the Merger upon the acquisition by Merger Sub of one share more than 50% of the number of Shares that are then issued and outstanding, and if the Merger is so effected pursuant to Section 251(h) of the DGCL, no vote of the stockholders of the Company will be required to consummate the Merger.

If the parties are precluded by law or court order from effecting the Merger pursuant to Section 251(h) of the DGCL, and Merger Sub holds, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any subsequent offering period (as provided in Rule 14d-11 under the Exchange Act), and exercise of the Top-Up (if applicable), Merger Sub will merge with and into the Company under the “short-form” merger provisions of Section 253 of the DGCL, without prior notice to, or any action by, any other stockholder of the Company. If Merger Sub holds in the aggregate less than 90% of the outstanding Shares and cannot complete the Merger pursuant to Section 251(h) of the DGCL or exercise the Top-Up, the affirmative vote of the holders of a majority of the issued and outstanding Shares to adopt the Merger Agreement will be required under the DGCL to effect the Merger. In that case, the Company would file a preliminary proxy statement for a special meeting of stockholders to approve the adoption of the Merger Agreement. However, after the purchase of the Shares by Merger Sub pursuant to the Offer, Merger Sub will own a majority of the outstanding Shares and will be able to approve the Merger without the affirmative vote of any other stockholder of the Company. The Company will not solicit votes for the special meeting, if ever, until the Offer has been consummated.

Certain Litigation.

On January 2, 2014, a putative class action lawsuit was filed in the Lake County Circuit Court of Illinois, docketed as Serago v. Coleman Cable, Inc., et al., Case No. 14 CH0002. The complaint names the Company, each of the members of the Board, and Parent and Merger Sub as defendants. The lawsuit alleges, among other things, that the Board breached fiduciary duties owed to the Company’s stockholders by failing to take steps to maximize stockholder value in connection with the acquisition of the Company by Parent. The complaint also alleges that the Company, Parent and Merger Sub aided and abetted the Board in the alleged breach of their fiduciary duties. The plaintiff seeks relief that includes, among other things, an injunction prohibiting the consummation of the transaction, rescission (in the event the transaction is consummated prior to the entry of the court’s final judgment) or the awarding of rescissory damages, and the payment of plaintiffs’ attorneys’ fees, experts’ fees and costs.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation payable to our named executive officers.

The terms of the Merger Agreement provide for vesting of outstanding Company equity awards in connection with the transactions triggered as of the Acceptance Time. Immediately prior to the Acceptance Time, all outstanding Company Options will vest, and at the Effective Time be cancelled and converted into cash and Company Restricted Shares shall vest in full at the Acceptance Time, and at the Effective Time be converted into cash, each as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Effect of the Offer and the Merger Agreement on Equity Awards.” As of January 3, 2014, as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Effect of the Offer and the Merger Agreement on Equity Awards,” (i) none of the Company’s named executive officers held any Company Restricted Shares, and (ii) Messrs. Bergschneider and Hennelly are the only named executive officers holding unvested Company Options.

Each of our named executive officers is also entitled to certain severance payments and benefits pursuant to the agreements described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company.” Mr. Bergschneider’s amended and restated severance and restrictive covenant agreement, Mr. Frigo’s amended and restated employment agreement and Mr. Carr’s severance and restrictive covenant agreement were entered into in connection with the execution of the Merger Agreement.

The amounts set forth in the table below assume the following:

(i) the Acceptance Time occurred on January 3, 2014, the last practicable date prior to the filing of this Schedule 14D-9;

(ii) the Company’s named executive officers were terminated without “cause” immediately following the Acceptance Time on January 3, 2014; and

(iii) the per Share cash consideration payable under the Merger Agreement is $26.25.

The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9, and do not reflect certain compensation actions occurring before completion of the Merger. As a result, the actual amounts, if any, to be received by a named executive officer may differ materially from the amounts set forth below.

Name of Officer or Director	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
G. Gary Yetman	6,830,753	—	127,075	6,957,828
Alan C. Bergschneider	578,813	109,150	8,810	696,773
J. Kurt Hennelly	605,391	218,300	13,399	837,090
Richard Carr	1,161,000	—	8,577	1,169,577
Michael A. Frigo	1,161,000	—	13,399	1,174,399
Richard N. Burger(4)	—	—	—	—

(1)	For Mr. Yetman, this amount represents (i) a “modified single-trigger” (i.e., the occurrence of the change in control gives Mr. Yetman “good reason” to terminate his employment) cash severance amount of $6,136,853, which consists of three times (a) an amount equal to his current annual base salary plus (b) his average annual bonus for the two complete years immediately preceding the date of termination and (ii) a “single-trigger” (i.e., the amount is due automatically in connection with the change in control and without regard to whether or not his employment is terminated) cash payment of $693,900, which is equal to the unvested portion of his unvested cash LTIA. Since annual bonus amounts for performance during the fiscal year ended December 31, 2013 are not calculable at this time, Mr. Yetman’s bonus severance amount is calculated using the average of the annual bonuses paid to him with respect to the fiscal years ended December 31, 2011 and December 31, 2012. For Mr. Bergschneider, this amount represents (i) a “modified single-trigger” (i.e., the occurrence of the change in control gives Mr. Bergschneider “good reason” to terminate his employment because the Company’s stock will be delisted) cash severance amount of $472,500, which is equal to one and one-half times his current annual base salary (which amount would otherwise be payable upon a qualifying termination of employment, regardless of whether a change in control occurs) and (ii) a “single-trigger” cash severance amount of $106,313, which is equal to the unvested portion of his cash LTIA. For Mr. Hennelly, this amount represents (i) a cash severance amount of $472,500, which is equal to one and one-half times his current annual base salary (which amount is payable upon a qualifying termination of employment, regardless of whether a change in control occurs) and (ii) a “single-trigger” cash payment of $132,891, which is equal to the unvested portion of his cash LTIA. For Mr. Carr, this amount represents (i) a cash severance amount of $615,000, which is equal to one and one-half times his current annual base salary (which amount is payable upon a qualifying termination of employment, regardless of whether a change in control occurs) and (ii) a “single-trigger” cash payment equal to the (a) Carr Special Change in Control Bonus amount of $300,000 and (b) Carr Change in Control Annual Bonus amount of $246,000. For Mr. Frigo, this amount represents (i) a “double-trigger” (i.e., in order to receive the amount, he must, within the 12-month period following the change in control, (x) be terminated by the Company without “cause” or (y) resign following a “substantial breach”) cash severance amount of $615,000, which is equal to one and one-half times his current annual base salary (which amount is enhanced from his regular severance multiplier of 1 times his annual base salary, which is payable upon qualifying termination of employment not in connection with a change in control) and (ii) a “single-trigger” payment equal to the (a) Special Change in Control Bonus amount of $300,000 and (b) Change in Control Annual Bonus amount of $246,000.
(2)	These amounts for Messrs. Bergschneider and Hennelly represent a “single-trigger” cash payment in exchange for the cancellation of unvested Company Options immediately prior to the Acceptance Time in accordance with the terms of the Merger Agreement.
(3)

For Mr. Yetman, this amount represents a “modified single-trigger” amount which consists of (i) COBRA continuation coverage payments for 36 months in the amount of $57,454, (ii) additional continued insurance premiums for 36 months in the amount of $25,812 and (iii) continued health club membership fees and dues for 36 months in the amount of $43,809. For Messrs. Bergschneider, Hennelly, Carr and Frigo, these amounts represent COBRA continuation coverage payments for 12 months in the amounts of $8,810, $13,399, $8,577 and $13,399, respectively, which amounts are payable upon a qualifying termination of employment, regardless of whether a change in control occurs. The Company’s obligations to pay these amounts to the named executive officers (other than Mr. Yetman) will cease, if prior to the expiration of the 12 month post-termination period, on the date the named executive officer is no longer eligible to receive continuation coverage pursuant to COBRA.
(4)	Mr. Burger retired from the Company effective March 29, 2013 and entered into a part-time employment arrangement with the Company under which he is not entitled to any change in control benefits. Mr. Burger retired from the Company on March 29, 2013 and terminated his part-time employment with the Company on December 31, 2013.

Section 14(f) Information Statement.

The Information Statement is being furnished to the stockholders of the Company pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder, in connection with Parent’s right, pursuant to the Merger Agreement, to designate persons to the Board promptly after the Acceptance Time.

Certain Company Forecasts.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections, other than on a quarterly basis in its earnings releases and investor presentations in connection with quarterly earnings releases, estimated ranges for selected financial metrics for the succeeding financial quarter, such as net sales, adjusted earnings per share and adjusted earnings before interest, tax, depreciation and amortization (as described in the Company’s public filings). In the normal course of its financial planning, management of the Company prepares and provides unaudited forecasts to the Board, and, in connection with the Board’s consideration of strategic alternatives, management of the Company provided certain unaudited forecasts (the “Forecasts”) to the Board, the Transaction Committee, Jefferies and parties potentially interested in a transaction with the Company, including Parent. The Forecasts were used by Jefferies in connection with the rendering of its fairness opinion to the Board and performing its related financial analysis, as described above under the heading “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Opinion of the Company’s Financial Advisor”.

The Forecasts were prepared by the Company’s management for internal use. The Forecasts were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles (“GAAP”). Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled, examined, or performed any procedures with respect to the Forecasts or expressed any opinion or given any form of assurance with related thereto. The summary of the Forecasts is included solely to give stockholders of the Company access to certain financial projections that were made available to the Board, the Transaction Committee, Jefferies and parties potentially interested in a transaction with the Company, including Parent, and is not being included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of the Company’s management. Because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. The assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to, the timing and introduction of new products, market acceptance of new products, the ability to increase production to meet anticipated demand, availability and costs of commodities, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2012, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Forecasts also reflect assumptions as to certain business decisions that do not reflect the effects of the Offer or the Merger, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.

Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such. Neither the Company, Parent nor any of their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Forecasts, except as otherwise required by law. Neither the Company, Parent nor any of their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any Company stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that the Forecasts will be achieved. The Company has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning the Forecasts.

The Forecasts contain, among other things, estimates of future revenue and estimates of earnings before interest, taxes, depreciation and amortization, which we refer to as EBITDA, and estimates of adjusted EBITDA, which we refer to in the table below as adjusted EBITDA. Adjusted EBITDA was derived by adjusting management estimates of operating income to exclude stock compensation, which we refer to in the table below as adjusted operating income, and to include estimates of depreciation and of public-company related costs. The estimates of adjusted EBITDA included in the Forecasts were calculated using GAAP and other measures that are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

The Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. The Forecasts do not take into account any circumstances or events occurring after the date they were prepared. Further, the Forecasts do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context. In light of the foregoing factors and the uncertainties inherent in the Forecasts, the Company stockholders are cautioned not to place undue, if any, reliance on the Forecasts.

The following table summarizes the Forecasts that were used by Jefferies in connection with the rendering of its fairness opinion to the Board and performing its related financial analysis and were also made available to parties potentially interested in a transaction with the Company, including Parent.

	2013E	2014E	2015E	2016E(†)	2017E(†)
	(in millions)
Net sales	$917.4	$944.7	$994.7	$1,034.5	$1,075.9
Gross profit	143.5	154.4	165.1	172.4	179.3
Operating Income(††)	75.7	88.1	98.1	103.1	107.4
Stock Compensation	4.1	4.1	4.1	4.1	4.1
Adjusted operating income	79.7	92.2	102.2	107.2	111.5
Depreciation	13.9	13.9	13.9	13.9	13.9
Public company costs	4.0	4.0	4.0	4.0	4.0
Adjusted EBITDA	97.6	110.1	120.1	125.1	129.4
Capital Expenditures	14.0	11.5	15.1	13.5	13.5
Increases in Working Capital	0.6	5.5	10.0	10.0	10.0

(†)	The 2016 and 2017 projections included in the Forecasts were not made available to third parties potentially interested in a transaction with the Company, including Parent.
(††)	The estimates of operating income and stock compensation included in the summary of the Forecasts above were not made available to third parties potentially interested in a transaction with the Company, including Parent. These line items have been included in the summary of the Forecasts above to provide a reconciliation of adjusted operating income to operating income.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE ANY OF THE FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE NO LONGER APPROPRIATE.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Schedule 14D-9 contains “forward-looking statements” that involve significant risks and uncertainties. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including: any statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; any statements regarding the expected timing of the completion of the Offer and the Merger; any statements regarding the ability to complete the Offer or the Merger considering the various closing conditions, including the Minimum Condition; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Investors and stockholders of the Company are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the stockholders of the Company will tender their Shares into the Offer; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Offer and the Merger making it more difficult for the Company to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industrial, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in this Schedule 14D-9 and other documents filed with the SEC by the Company, as well as the Schedule TO filed with the SEC by Merger Sub. All of the materials related to the Offer (and all other offer documents filed with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Stockholders of the Company also may obtain free copies of the documents filed with the SEC by the Company at www.colemancable.com. The Company does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

ITEM 9.	EXHIBITS.

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated January 6, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Merger Sub on December 6, 2014 (the “Schedule TO”)).

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(4)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)	Summary Advertisement, published January 6, 2014 in the New York Times (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(6)	Joint Press Release of Parent and the Company, dated December 20, 2013 (incorporated by reference to Exhibit 99.3 to the Coleman Cable, Inc. Current Report on Form 8-K filed on December 20, 2013).

(a)(7)	Joint Press Release of Parent and the Company (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(8)	Opinion of Jefferies LLC, dated December 20, 2013 (included as Annex B to this Schedule 14D-9).

(a)(9)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of December 20, 2013 among the Company, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to the Coleman Cable, Inc. Current Report on Form 8-K filed on December 20, 2013).

(e)(2)	Tender and Support Agreement, dated December 20, 2013, by and among Parent, Merger Sub and The DB 2006 Trust (incorporated by reference to Exhibit 99.1 to the Coleman Cable, Inc. Current Report on Form 8-K filed on December 20, 2013).

(e)(3)(A)	Tender and Support Agreement, dated December 20, 2013, by and among Parent, Merger Sub, Nachum Stein, Feige Stein, The N&F Trust 766 and Hertz Hasenfeld (incorporated by reference to Exhibit 99.2 to the Coleman Cable, Inc. Current Report on Form 8-K filed on December 20, 2013).

(e)(3)(B)	First Amendment to Tender and Support Agreement, dated December 30, 2013, by and among Parent, Merger Sub, Nachum Stein, Feige Stein, The N&F Trust 766, Hertz Hasenfeld and Ephraim Hasenfeld (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(4)	Amended and Restated Certificate of Incorporation of Coleman Cable, Inc., as filed with the Delaware Secretary of State on October 10, 2006 (incorporated by reference to Exhibit 3.1 to the Coleman Cable, Inc. Quarterly Report on Form 10-Q filed on November 7, 2006).

(e)(5)	Amended and Restated Bylaws of Coleman Cable, Inc. (incorporated by reference to Exhibit 3.2 to the Coleman Cable, Inc. Quarterly Report on Form 10-Q filed on August 9, 2013).

(e)(6)	Coleman Cable, Inc. Long-Term Incentive Plan, as amended and restated effective April 28, 2011 (incorporated by reference to Exhibit 10.1 to the Coleman Cable, Inc. Current Report on Form 8-K filed on May 3, 2011).

Exhibit No.	Description

(e)(7)	Form of Non-Qualified Stock Option Agreement Under the Coleman Cable, Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.13 to the Coleman Cable, Inc. Form S-1 filed on November 16, 2006).

(e)(8)	Form of Performance-Based Restricted Stock Unit Award Agreement under the Coleman Cable, Inc. Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Coleman Cable, Inc. Quarterly Report on Form 10-Q filed on May 7, 2010).

(e)(9)	Coleman Cable, Inc. Long-Term Incentive Award Terms and Conditions, effective as of February 22, 2013.

(e)(10)	Amended and Restated Employment Agreement, dated December 29, 2008, between Coleman Cable, Inc. and Richard Carr (incorporated by reference to Exhibit 10.11 to the Coleman Cable, Inc. Annual Report on Form 10-K filed on March 13, 2009).

(e)(11)	Amended and Restated Employment Agreement, dated December 30, 2008, between Coleman Cable, Inc. and G. Gary Yetman (incorporated by reference to Exhibit 10.10 to the Coleman Cable, Inc. Annual Report on Form 10-K filed on March 13, 2009).

(e)(12)	Amended and Restated Employment Agreement, dated December 30, 2008, between Coleman Cable, Inc. and Michael Frigo (incorporated by reference to Exhibit 10.13 to the Coleman Cable, Inc. Annual Report on Form 10-K filed on March 13, 2009).

(e)(13)	Amended and Restated Severance and Restrictive Covenant Agreement, dated as of December 20, 2013, between the Company and Alan C. Bergschneider (incorporated by reference to Exhibit 10.3 to the Coleman Cable, Inc. Current Report on Form 8-K filed on December 20, 2013).

(e)(14)	Severance and Restrictive Covenant Agreement, dated as of December 20, 2013, between the Company and Richard Carr (incorporated by reference to Exhibit 10.3 to the Coleman Cable, Inc. Current Report on Form 8-K filed on December 20, 2013).

(e)(15)	Amended and Restated Employment Agreement, dated as of December 20, 2013, between the Company and Michael Frigo (incorporated by reference to Exhibit 10.3 to the Coleman Cable, Inc. Current Report on Form 8-K filed on December 20, 2013).

(e)(16)	Severance and Restrictive Covenant Agreement, dated as of May 7, 2009, between the Company and Kathy Jo Van.

(e)(17)	Severance and Restrictive Covenant Agreement, dated as of May 7, 2009, between the Company and J. Kurt Hennelly.

(e)(18)	Consulting Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(19)	Noncompetition Agreement, dated as of December 20, 2013, between Parent and G. Gary Yetman (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

Annex A — Information Statement, dated January 6, 2013

Annex B — Opinion of Jefferies LLC, dated December 20, 2013

Annex C — Delaware Appraisal Statute (DGCL Section 262)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

COLEMAN CABLE, INC.

Dated: January 6, 2014	By:	/s/ Alan C. Bergschneider
	Name:	Alan C. Bergschneider
	Title:	Chief Financial Officer, Executive Vice President, Secretary and Treasurer

ANNEX A

COLEMAN CABLE, INC.

1530 Shields Drive

Waukegan, Illinois 60085

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement, which we refer to as this “Information Statement”, is being mailed on or about January 6, 2014 to holders of record of common stock, par value $0.001 per share, which we refer to as the “Common Stock”, of Coleman Cable, Inc., a Delaware corporation. Unless the context indicates otherwise, in this Information Statement, we use the terms “the Company”, “us,” “we,” and “our” to refer to Coleman Cable Inc.

This Information Statement is part of the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company with respect to the tender offer by Cubs Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Southwire Company, also a Delaware corporation, to purchase all shares of Common Stock that are issued and outstanding, which we refer to in this Information Statement as the “Shares”. The Shares will be purchased by Merger Sub. We refer in this Information Statement to Cubs Acquisition Corporation as “Merger Sub” and to Southwire Company as “Parent”. We refer to Parent, together with Merger Sub, as the “Offerors”.

You are receiving this Information Statement in connection with the possible appointment of persons designated by Merger Sub without a meeting of stockholders of the Company to a majority of the seats on the Company’s board of directors, which we refer to as the “Board”. Such designation would be made pursuant to the Agreement and Plan of Merger, dated as of December 20, 2013, by and among Parent, Merger Sub and the Company (as such agreement may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub commenced a tender offer on January 6, 2014 to purchase all Shares that are issued and outstanding, at a purchase price of $26.25 in cash, which we refer to as the “Offer Price”, without interest, less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 6, 2014 and the related Letter of Transmittal. We refer to the Offer to Purchase, as it may be amended or supplemented from time to time, as the “Offer to Purchase”, and the related Letter of Transmittal, as it may be amended or supplemented from time to time, as the “Letter of Transmittal,” and, collectively with the Offer to Purchase, the “Offer”. The Offer is described in a Tender Offer Statement on Schedule TO, which we refer to, as it may be amended or supplemented from time to time, as the “Schedule TO”, filed by the Offerors with the United States Securities and Exchange Commission (the “SEC”) on January 6, 2014. The Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively, to which this Information Statement is a part.

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company, which we refer to as the “Merger”, pursuant to the provisions of the General Corporation Law of the State of Delaware, with the Company surviving as a wholly-owned subsidiary of Parent, and which we refer to as the “Surviving Corporation”. We refer to the provisions of the General Corporation Law of the State of Delaware in this Information Statement as the “DGCL”.

At the effective time of the Merger, which we refer to as the “Effective Time”, each Share not acquired in the Offer (other than (i) Shares owned by Parent, Merger Sub, the Company or any of their respective direct or indirect wholly-owned subsidiaries, and in each case not held on behalf of third parties, and (ii) Shares held by stockholders who properly demand appraisal of such Shares pursuant to Section 262 of the DGCL as described in Item 8 under the heading “Additional Information — Notice of Appraisal Rights” of the Schedule 14D-9 to which this Information Statement is a part)) will, at the Effective Time of the Merger, be cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any applicable withholding of taxes. The cash consideration to be received by stockholders that do not tender their Shares in the Offer pursuant to the Merger, which equals the Offer Price, is sometimes referred to in this Information Statement as the “Per Share Merger Consideration”.

The Offer is initially scheduled to expire at 12:00 midnight, New York City time on Monday, February 3, 2014 (one minute after 11:59 p.m., New York City time, on Monday, February 3, 2014). In this Schedule 14D-9, we refer to this date, as it may be extended in accordance with the Merger Agreement, as the “Expiration Date”. Subject to the terms and conditions of the Merger Agreement and to the satisfaction or waiver by Merger Sub of the conditions to the Offer, Merger Sub will, on or after the Expiration Date, accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer. We refer to the time of Merger Sub’s acceptance for payment of such tendered Shares in this Schedule 14D-9 as the “Acceptance Time”.

Subject to applicable law and subject to the conditions of the Offer, promptly upon acceptance by Merger Sub for payment, and payment for, a number of Shares tendered into the Offer that represents at least the number of shares that represents at least a majority of the Shares on a fully diluted basis as of the then scheduled Expiration Date (assuming the issuance of all shares of Common Stock issuable upon exercise of outstanding stock options and other rights to purchase shares of Common Stock), then Parent is entitled to designate to serve on the Board the number of directors, rounded up to the nearest whole number, that is equal to the product of the total number of directors on the Board (giving effect to the increase described in this sentence) multiplied by the percentage that the aggregate number of outstanding Shares that are then beneficially owned by Parent and Merger Sub (including such Shares as are accepted for payment and paid for pursuant to the Offer) bears to the total number of Shares. Subject to applicable law and the rules of the NASDAQ Stock Market, the Company will cause Parent’s designees to be elected or appointed to the Board, including by increasing the number of directors on the Board and by seeking and accepting the resignation of incumbent directors and taking any other actions necessary to accomplish the foregoing. To the fullest extent permitted by applicable law and the rules of the NASDAQ Stock Market, the Company will also cause Parent’s designees to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Board.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the possible appointment of Merger Sub’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning the Offerors and their designees has been furnished to the Company by the Offerors, and the Company assumes no responsibility for the accuracy or completeness of such information.

OFFERORS’ DESIGNEES TO THE BOARD

Information with Respect to the Designees

The Offerors have informed the Company that they will choose their designees to the Board from the list of persons set forth below (the “Potential Designees”).

The Potential Designees have consented to serve as directors of the Company if so elected or appointed. None of the Potential Designees currently is a director of, or holds any position with, the Company. Each of the Offerors has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

Each of the Offerors has informed the Company that, to the best of its knowledge, none of the Potential Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses) or (ii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

It is expected that the designees of the Offerors may assume office at any time following the purchase by Merger Sub of Shares pursuant to the Offer, which purchase cannot be earlier than February 3, 2014, and that, upon assuming office, such designees will thereafter constitute at least a majority of the Board.

List of Potential Designees

The following table sets forth information with respect to the Potential Designees (including, as of January 3, 2014, age, current principal occupation or employment and employment history during the last five years). The business address of each Potential Designee is One Southwire Drive, Carrollton, Georgia 30119.

Name	Age	Current Principal Occupation or Employment; Position(s) Held During the Past Five Years
Stuart W. Thorn	57	Mr. Thorn has served as a Director of Parent since 2001 and has served as President and Chief Executive Officer of Parent since 2002.

J. Guyton Cochran	47	Mr. Cochran joined Parent in 1995 as the controller for the wire and cable business and later moved to the process design team. He was named Director of Finance in 1999 and was promoted to Vice President, Finance in 2000. He currently serves as Executive Vice President and Chief Financial Officer of Parent.

Floyd W. Smith	63	Mr. Smith joined Parent in 2006 and currently serves as Executive Vice President, General Counsel and Corporate Secretary. Mr. Smith is trustee of the Georgia Conservancy.

John R. Carlson	57	Mr. Carlson joined Parent in 2001 and was President, Electrical Division from 2008-2012. In 2013 he was named Executive Vice President and President, North America.

GENERAL INFORMATION CONCERNING THE COMPANY

As of January 3, 2014, we had (i) 18,429,109 Shares of Common Stock and (ii) 72,807 shares of restricted Common Stock outstanding. Our Common Stock is our only class of voting stock. Each Share of Common Stock entitles its record holder to one vote on all matters submitted to a vote. As of the date of this Information Statement, the Offerors, including Merger Sub, are not the owners of record of any Shares of Common Stock.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information relating to our directors and executive officers as of January 3, 2014.

Name	Age	Position	Expiration of Term
G. Gary Yetman	59	President, Chief Executive Officer and Director	2016
David Bistricer	64	Co-Chairman of the Board	2015
Nachum Stein	65	Co-Chairman of the Board	2016
Shmuel D. Levinson	40	Director	2014
Isaac M. Neuberger	66	Director	2016
Dennis Martin	63	Director	2015
Denis E. Springer	67	Director	2015
Harmon S. Spolan	78	Director	2014
Alan C. Bergschneider	43	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Richard Carr	61	Executive Vice President, Manufacturing
Michael A. Frigo	59	Executive Vice President, OEM Group
J. Kurt Hennelly	50	Executive Vice President, Operations
Kathy Jo Van	49	Executive Vice President, Distribution Group

Our Current Board

Directors with Terms Expiring in 2014

Shmuel D. Levinson, age 40, joined the Board in March 2005. Since 1996, he has been the principal in his family business, a commercial and residential real estate development company, as well as for Trapeeze Inc., a real estate investment company. Mr. Levinson is currently the Managing Director of Levinson Capital Management LLC, a private equity investment fund. Mr. Levinson is a director of Optician Medical Inc., a medical device manufacturer, Canary Wharf Group PLC, a real estate development and investment group, and Songbird Estates PLC, a real estate investment company. Mr. Levinson’s wife is the niece of David Bistricer, another of our directors. Mr. Levinson brings to our Board a broad understanding of the strategic priorities of diverse industries.

Harmon S. Spolan, age 78, joined the Board in November 2007. Mr. Spolan is Of Counsel to the law firm of Cozen O’Connor P.C. located in Philadelphia, Pennsylvania, where he is chairman of the firm’s charitable foundation. Prior to joining Cozen in 1999, he served as President, Chief Operating Officer and a director of JeffBanks, Inc., a Nasdaq-traded bank holding company, and its subsidiary Jefferson Bank for 22 years. Mr. Spolan has also served as a consultant for Cohen & Company, Inc., an investment bank, since 2004. Previously, Mr. Spolan was a member of the board of directors of Atlas Energy, Inc. (NASDAQ: ATLS) until February 2011 when Atlas was acquired by Chevron Corp. (NYSE: CVX). Previously, Mr. Spolan also served on the board of directors of TRM Corporation (NASDAQ: TRMM) from 2002 until 2008. Mr. Spolan brings considerable financial acumen and legal knowledge to our Board.

Directors Whose Terms Expire in 2015

David Bistricer, age 64, has been Co-Chairman of the Board since January 1999. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with the Company in 2000. Since 1995, Mr. Bistricer has been the managing member of Berkshire Capital LLC, a real estate investment firm operating in New York and New Jersey. Mr. Bistricer’s niece is the wife of Mr. Levinson, one of our directors. Mr. Bistricer brings to the Board industry experience, leadership abilities and strategic insight that make him a valuable asset as Co-Chairman of the Board.

Dennis J. Martin, age 63, joined the Board in February 2008. Mr. Martin has served as the President and Chief Executive Officer of Federal Signal Corporation (NYSE: FSS) since November 2010 and as a director of Federal Signal Corporation since 2008. Mr. Martin is Vice President of BD Martin Group LLC, a consulting firm, a position he has held since 2005. From 2001 to 2005, he was the Chairman, President and Chief Executive Officer of General Binding Corporation (“GBC”), a manufacturer and marketer of binding and laminating office equipment. He joined GBC from Illinois Tool Works (NYSE: ITW) where he was Executive Vice President and Chief Executive Officer of the Welding Products Group. He enjoyed a ten-year career at Illinois Tool Works after joining from Ingersoll-Rand Company. In addition to our Board and the board of Federal Signal Corporation, Mr. Martin has also served as a director of HNI Corporation (NYSE: HNI) since 2000. Additionally, Mr. Martin served on the board of directors of A.O. Smith Corporation (NYSE: AOS) from 2004 until 2005. Mr. Martin’s considerable management experience in the manufacturing industry makes him a valuable asset to the Company’s Board.

Denis E. Springer, age 67, joined the Board in April 2007. In 1999, Mr. Springer retired as Senior Vice President and Chief Financial Officer of Burlington Northern Santa Fe Corporation (NYSE: BNI), a position he held since 1995. From 1999 to 2010, Mr. Springer served as a trustee of Aston Funds, a family of mutual funds headquartered in Chicago, where he served the audit, valuation and nominating and corporate governance committees. Mr. Springer brings to the Board extensive financial knowledge and managerial experience.

Directors with Terms Expiring in 2016

Isaac M. Neuberger, age 66, joined the Board in November 2007. Mr. Neuberger is a founding principal of the law firm of Neuberger, Quinn, Gielen, Rubin & Gibber, P.A., located in Baltimore, Maryland. Mr. Neuberger’s substantial experience rendering legal advice in a variety of corporate transactional areas makes him an important contributor to the Company’s Board.

Nachum Stein, age 65, has been Co-Chairman of the Board since January 1999. He founded and is currently Chairman and Chief Executive Officer of American European Group and its subsidiaries, an insurance holding company. He was previously co-chairman of Riblet Products Corporation from January 1987 until its merger with the Company in 2000. Mr. Stein also served as a member of the board of directors of Alliqua, Inc. from January 2011 to May 2012. Mr. Stein brings to the Board in-depth knowledge of the Company and strong business experience as well as management and finance expertise that make him a valuable asset as Co-Chairman of the Board.

G. Gary Yetman, age 59, joined our predecessor company in 1986 and has served as President and Chief Executive Officer and as a director of the Company since December 1999. Prior to his current role, Mr. Yetman held various senior management positions with our predecessor company and within the electrical industry. Mr. Yetman’s substantial leadership experience and knowledge of the Company and his positions as President and Chief Executive Officer make him a key director of the Company. Mr. Yetman’s employment agreement gives him the right to serve as a director of the Company and each of its affiliates.

Our Current Executive Officers

G. Gary Yetman joined our predecessor company in 1986 and has served as President and Chief Executive Officer and as a director of the Company since December 1999. Prior to his current role, Mr. Yetman held various senior management positions with our predecessor company and within the electrical industry. Mr. Yetman’s substantial leadership experience and knowledge of the Company and his positions as President and Chief Executive Officer make him a key director of the Company. Mr. Yetman’s employment agreement gives him the right to serve as a director of the Company and each of its affiliates.

Mr. Bergschneider was named Executive Vice President, Chief Financial Officer, Secretary and Treasurer in April 2013. Prior to that, he served as our Vice President, Finance since December, 2008. Mr. Bergschneider held various financial management positions with a number of publicly-traded companies prior to joining the Company in 2008.

Mr. Carr joined the Company as Chief Executive Officer of Copperfield in 2007. In January 2008 he was named Executive Vice President, Manufacturing. Prior to that, Mr. Carr was the President and Chief Executive Officer of Copperfield since co-founding the company in 1990.

Mr. Frigo joined the Company as a Senior Vice President and President of Copperfield in April 2007, and was promoted to Executive Vice President, OEM Group in January 2008. Prior to joining the Company, Mr. Frigo had been Chief Operating Officer of Copperfield since 2005. Prior to that time, Mr. Frigo served as Executive Vice President and Chief Operations Officer of Therm-O-Link, Inc. for eight years.

Mr. Hennelly was named Executive Vice President, Operations in January 2008. Previously, Mr. Hennelly served in variety of senior level positions within both our Consumer Group and Global Sourcing Group since December of 2002, most recently serving as the Vice President of Supply Chain. Mr. Hennelly also previously held a variety of management positions in manufacturing, engineering, materials management and quality assurance since joining our predecessor company in 1987.

Ms. Van was named Executive Vice President, Distribution Group in April 2012. Previously, she served as Group Vice President, Electrical Group since January 2005 and Executive Vice President, Retail Group since January 2008. Prior to that, Ms. Van had been Vice President, Electrical Distribution since January 2003. Ms. Van joined the Company in 2000 having worked in the electrical distribution industry for 13 years with distributors of various sizes, including WESCO Distribution, Englewood Electric and Midwest Electric.

CORPORATE GOVERNANCE

Board of Directors

The Board oversees the Company’s business and monitors the performance of management. The Board does not involve itself in the Company’s day-to-day operations. The directors keep themselves informed by discussing matters with the Chief Executive Officer, other key executives and our principal external advisors, such as legal counsel, outside auditors, investment bankers and other consultants, by reading the reports and other materials provided by the Company and by participating in Board and committee meetings.

The Board usually meets five times per year in regularly scheduled meetings, but will meet more often if necessary. The Board met nine times during 2013. All incumbent directors attended at least 75% of the aggregate number of meetings of the Board and committees of the Board of which they were a member held during the year ended December 31, 2013.

Director Independence

The Board has determined that David Bistricer, Shmuel D. Levinson, Dennis J. Martin, Isaac M. Neuberger, Harmon S. Spolan, Denis E. Springer and Nachum Stein are independent directors under the listing standards of NASDAQ. In making its determination of independence, the Board determined that no material relationships existed between the Company and these directors. The Board also considered the other directorships held by the independent directors and determined that none of these directorships constituted a material relationship with the Company. All of the members of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee are independent directors.

Board Leadership Structure

The Company’s Amended and Restated By-Laws require the Board to choose the Chairman of the Board from among the directors and provide the Board with the ability to appoint the President or Chief Executive Officer of the Company as the Chairman of the Board. This approach gives the Board the necessary flexibility to determine whether these positions should be held by the same person or by separate persons based on the leadership needs of the Company at any particular time.

Currently, the Chief Executive Officer role and Co-Chairmen of the Board roles are held by different persons in recognition of the differences in each role’s responsibilities. Our Chief Executive Officer is responsible for setting our strategic direction and day-to-day leadership and performance of the Company. The Co-Chairmen of the Board provide guidance to the Chief Executive Officer, set the agenda for Board meetings and preside over meetings of the Board. The Co-Chairmen of the Board are both independent directors. The Board believes that this structure enhances the Board’s oversight of, and independence from, management, the ability of the Board to carry out its roles and responsibilities on behalf of the stockholders and the Company’s overall corporate governance. This leadership structure also allows the Chief Executive Officer to focus his time and energy on operating and managing the Company and to leverage the experiences and perspectives of the two independent Co-Chairmen of the Board. In accordance with NASDAQ rules, our independent directors meet regularly without management present.

Committees of the Board

The Board has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, all of which consist exclusively of members who qualify as independent directors under the applicable requirements of NASDAQ. The Board has adopted a written charter for each of these committees, and pursuant to such charters, each of the committees has the authority to retain outside advisors.

Audit Committee

The members of the Audit Committee are Dennis J. Martin, Harmon S. Spolan and Denis E. Springer. Mr. Springer serves as chairman of the Audit Committee. The Board has determined that each member of the Audit Committee satisfies the financial literacy requirements of NASDAQ. Additionally, the Board has determined that Messrs. Martin, Spolan and Springer are “audit committee financial experts,” as such term is defined under Item 407(h) of Regulation S-K under the Securities Act of 1933, as amended.

The Audit Committee monitors (1) the integrity of the financial statements of the Company; (2) the independent public accountant’s qualifications and independence; and (3) the performance and the terms of the engagement of the Company’s independent public accountants.

The Audit Committee met four times in 2013.

Compensation Committee

The members of the Compensation Committee are Shmuel D. Levinson, Dennis J. Martin and Isaac M. Neuberger. Mr. Neuberger serves as chairman of the Compensation Committee.

The Compensation Committee has responsibility for (1) discharging the Board’s responsibilities relating to compensation of the Company’s executives, including the Chief Executive Officer; and (2) reviewing and approving an annual report of the Compensation Committee required by the SEC to be included in the Company’s annual meeting proxy statement.

In past years we have engaged, and may in the future engage, a compensation consultant to assist with the design of our executive compensation program. In 2013, the Compensation Committee retained Hay Group, Inc. as its independent consultant to assist with the review and design of incentive compensation alternatives for the Company’s executives. The engagement of Hay Group, Inc. did not raise any conflicts of interest under the new Regulation S-K disclosure rules regarding compensation consultant independence. For more information, please see “Executive Compensation — Our Compensation Process” beginning on page B-16.

The Compensation Committee met two times in 2013.

Nominating and Corporate Governance Committee

The members of the Nominating and Corporate Governance Committee are Isaac M. Neuberger, Harmon S. Spolan and Nachum Stein. Mr. Spolan serves as chairman of the Nominating and Corporate Governance Committee.

The responsibilities of the Nominating and Corporate Governance Committee include (1) identifying individuals qualified to become Board members and recommending to the Board the director nominees for the next annual meeting of stockholders; and (2) developing and recommending to the Board the Corporate Governance Guidelines and the Code of Business Conduct and Ethics applicable to the Company.

The Nominating and Corporate Governance Committee met two times in 2013.

Risk Oversight

The Board and its committees regularly review material operational, financial, compensation and compliance risks with senior management. As part of its responsibilities as set forth in its charter, the Audit Committee is responsible for discussing with management the Company’s policies and guidelines to govern the process by which risk assessment and risk management is undertaken by management, including guidelines and policies to identify the Company’s major financial risk exposures, and the steps management has taken to monitor and control such exposures. For example, our internal audit function reports to the Audit Committee on a regular basis with respect to compliance with our risk management policies. The Audit Committee also performs a central oversight role with respect to financial and compliance risks, and reports on its findings at each regularly scheduled meeting of the Board after meeting with our internal audit function and our independent auditor, Deloitte & Touche LLP. The Compensation Committee considers risk in connection with its design of compensation programs for our executives. The Nominating and Corporate Governance Committee annually reviews the Company’s Corporate Governance Guidelines and their implementation. Each committee regularly reports to the Board.

Director Selection Criteria

In accordance with its charter, the Nominating and Corporate Governance Committee identifies potential nominees for directors from various sources. The Nominating and Corporate Governance Committee reviews the appropriate skills and characteristics required of directors in the context of the current make-up of the Board. The Nominating and Corporate Governance Committee seeks candidates from diverse business and professional backgrounds with outstanding integrity, achievements, judgment and such other skills and experience that will enhance the Board’s ability to serve the long-term interests of the stockholders. The Nominating and Corporate Governance Committee considers diversity as one of a number of factors in identifying nominees for director. The Committee views diversity broadly to include diversity of experience, skills and viewpoint as well as traditional diversity concepts such as race and gender. Further, the Nominating and Corporate Governance Committee seeks candidates who are committed to representing the long-term interests of the stockholders. The Nominating and Corporate Governance Committee’s objective is to assemble a slate of directors that can best fulfill the Company’s goals and promote the interests of stockholders.

The Nominating and Corporate Governance Committee may from time to time use its authority under its charter to retain at the Company’s expense one or more search firms to identify candidates and to approve the search firm’s fees and other retention terms, and will specify for the search firm the criteria to use in identifying potential candidates, consistent with the director qualification criteria described above. Following the 2013 annual meeting of stockholders, the Nominating and Corporate Governance Committee did not identify any new nominees for our Board. Accordingly, the Company has not paid any fees to any third party during this time period for the identification or evaluation of the nominees for our Board.

The Nominating and Corporate Governance Committee will consider a stockholder’s recommendation for director, but the Nominating and Corporate Governance Committee has no obligation to recommend such candidates for nomination by the Board. Assuming that appropriate biographical and background material is provided for candidates recommended by stockholders, the Nominating and Corporate Governance Committee will evaluate those candidates by following substantially the same process and applying substantially the same criteria as for candidates recommended by other sources. If a stockholder has a suggestion for candidates for election, the stockholder should mail it to: Corporate Secretary, Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085. No person recommended by a stockholder will become a nominee for director and be included in a proxy statement unless the Nominating and Corporate Governance Committee recommends, and the Board approves, such person.

If a stockholder desires to nominate a person for election as director at a stockholders meeting, that stockholder must comply with Section 2.8 of the Company’s Amended and Restated By-Laws, which requires written notice to be given (i) with respect to an election of directors to be held at the annual meeting of stockholders, not later than 120 days prior to the anniversary date of the proxy statement for the immediately preceding annual meeting of stockholders and (ii) with respect to an election of directors to be held at a special meeting of stockholders, not later than the close of business on the 10th day following the day on which such notice of the special meeting was first mailed to the stockholders or public disclosure of the date of the special meeting was first made, whichever first occurs. This time period has passed with respect to the 2014 Annual Meeting on or prior to December 5, 2013.

Corporate Governance Policies

The Board adopted Corporate Governance Guidelines covering issues such as director qualification standards, including independence and director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, directors’ service on other boards, director executive sessions and director interaction with external audiences. The Board also adopted a Code of Business Conduct and Ethics applicable to all directors, officers and employees. The Code of Business Conduct and Ethics addresses, among other things, related person transactions, disclosure, legal compliance, insider trading and protection and proper use of Company assets. We will disclose on our website any amendments to, or waivers from, our Code of Business Conduct and Ethics that are required to be publicly disclosed pursuant to the rules of the SEC or NASDAQ.

The full text of our Corporate Governance Guidelines, Code of Business Conduct and Ethics and each committee charter is available on the Company’s website at www.colemancable.com. You can view and print the Corporate Governance Guidelines, the Code of Business Conduct and Ethics and the committee charters by accessing the Company’s website, then clicking on ‘Investors,’ then on ‘Corporate Governance,’ and then on ‘Committees and Charters.’ In addition, you may request copies of the Corporate Governance Guidelines, the Code of Business Conduct and Ethics and the committee charters by contacting our Corporate Secretary in writing at Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085.

The information contained on our website is not a part of this Information Statement and is not deemed incorporated by reference into this Information Statement or any other public filing made with the SEC.

Compensation Committee Interlocks and Insider Participation

Messrs. Levinson, Martin and Neuberger served as members of the Compensation Committee during 2013. None of the members of our Compensation Committee has in the past served as an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or compensation committee.

Stockholder Communications with Directors

The Board provides a process for stockholders, employees or other interested parties to send communications to the Board. Stockholders, employees or other interested parties wanting to contact the Board concerning accounting or auditing matters may send an e-mail to the Chairman of the Audit Committee at auditcommittee@coleman-cable.com. Stockholders, employees or other interested parties wishing to contact the Board, the independent directors, the Co-Chairmen of the Board, the chairman of any Board committee or any other director as to other matters may send an e-mail to directors@coleman-cable.com. The Corporate Secretary has access to these e-mail addresses. Alternatively, stockholders, employees or other interested parties may send written communications to the Board of Directors of Coleman Cable, Inc., c/o Corporate Secretary, 1530 Shields Drive, Waukegan, Illinois 60085. Communication with the Board may be made anonymously.

Compliance with Section 16(a) Beneficial Ownership Reporting in 2013

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than ten percent of a registered class of our equity securities (collectively, the “reporting persons”) to file reports of ownership and changes in ownership with the SEC and to furnish us with copies of these reports. Based upon our review of reports filed with the SEC by the reporting persons, and based upon written representations received from the reporting persons, we believe that all of the reporting persons timely complied with the reporting requirements of Section 16(a) of the Exchange Act during 2013.

INFORMATION ABOUT OUR COMMON SHARE OWNERSHIP

Beneficial ownership is determined in accordance with the rules of the SEC. Except as described below, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options that are currently exercisable or which will become exercisable within 60 days of January 3, 2014 are deemed outstanding for computing the percentage ownership of the person holding such options, but not deemed outstanding for computing the percentage ownership of any other person. These rules generally attribute beneficial ownership of securities to persons who possess voting power or investment power with respect to such securities. Except as otherwise indicated, all of the shares reflected in the table are shares of Common Stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them. Percentage of beneficial ownership is based on 18,501,916 shares of Common Stock outstanding as of January 3, 2014.

Securities Ownership of Directors and Named Executive Officers

The following table shows shares of our Common Stock owned directly or indirectly by our directors and named executive officers as of January 3, 2014. The address for each beneficial owner is c/o Coleman Cable, Inc., 1530 Shields Drive, Waukegan, Illinois 60085.

Name	Number of Shares	Percent
David Bistricer(1)	293,265	1.6%
Richard N. Burger	—	—
Alan C. Bergschneider(2)	46,750	*
Richard Carr(3)	58,860	*
Michael A. Frigo(3)	51,090	*
J. Kurt Hennelly(4)	94,501	*
Shmuel D. Levinson(5)	64,188	*
Dennis J. Martin	54,690	*
Isaac M. Neuberger(6)	66,688	*
Harmon S. Spolan(6)	67,688	*
Denis E. Springer(6)	66,688	*
Nachum Stein(7)(8)	753,987	4.1%
G. Gary Yetman(9)	838,819	4.5%
All directors and executive officers as a group(10)	2,605,759	13.9%

*	Less than 1%
(1)	This does not include 1,812,586 Shares held by The DB 2006 Trust and 1,782,536 Shares held by The MB 2006 Trust, each for the benefit of family members of Mr. Bistricer, as to which Mr. Bistricer disclaims beneficial ownership. Includes 186,285 Shares owned jointly with Mr. Bistricer’s spouse.
(2)	Includes options to purchase 24,000 shares of Common Stock that are currently exercisable and options to purchase 5,000 shares of Common Stock exercisable within 60 days of January 3, 2013.
(3)	Includes option to purchase 40,000 shares of Common Stock that are currently exercisable.
(4)	Includes options to purchase 20,000 shares of Common Stock that are currently exercisable and options to purchase 10,000 shares of Common Stock exercisable within 60 days of January 3, 2013.
(5)	Includes 36,657 Shares held by the Levinson 2012 Family Trust.
(6)	Includes options to purchase 2,500 shares of Common Stock that are currently exercisable.
(7)

This does not include 300,386 Shares owned by The N&F Trust 766, an irrevocable trust for the benefit of Mr. Stein’s immediate family, 49,512 Shares held by the Hasenfeld-Stein Pension Trust of which Ephraim Hasenfeld, Hertz Hasenfeld and Mr. Stein are trustees, and 113,000 Shares held by the Nachum and Feige Stein Foundation, a charitable foundation of which Mr. Stein and his spouse, Feige Stein, are trustees. Mr. Stein disclaims beneficial ownership for the Shares held by The N&F Trust 766, the Hasenfeld-Stein Pension Trust and the Nachum and Feige Stein Foundation. This does not include Shares owned by A. Hasenfeld, E. Hasenfeld, H. Hasenfeld, each a brother-in-law of Nachum Stein, and other family members of Nachum Stein and his brothers-in-law, as to which Mr. Stein disclaims beneficial ownership.
(8)	Includes 110,240 Shares owned by HSI Partnership. The partners of HSI Partnership are A. Hasenfeld, E. Hasenfeld, H. Hasenfeld, and Mr. Stein. Each of the partners shares voting and investment power for the 110,240 Shares. Mr. Stein disclaims beneficial ownership for the Shares owned by HSI Partnership. Also includes 616,698 Shares held jointly with Mr. Stein’s spouse, Feige Stein.
(9)	Includes 18,077 Shares owned by Mr. Yetman’s spouse, 250,000 Shares held by the George Gary Yetman 2012 Irrevocable Trust, 565,742 Shares held by the George Gary Yetman Revocable Trust.
(10)	Does not include Shares owned by certain family members of Nachum Stein and David Bistricer and trusts for the benefit of certain family members of Nachum Stein and David Bistricer (see footnotes 1 and 7). Includes options to purchase an aggregate of 237,550 shares of Common Stock that are currently exercisable or that will be exercisable within 60 days of January 3, 2013.

Securities Ownership of Certain Beneficial Holders

The following table shows all persons we know to be direct or indirect owners of at least five percent of the Company’s Common Stock, except for directors and named officers, as of January 3, 2014, except as otherwise noted.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class
5% Stockholders:
The DB 2006 Trust(1)	1,812,586	9.8%
The MB 2006 Trust(2)	1,782,536	9.6%

(1)	Based on a Schedule 13D filed by The DB 2006 Trust on December 30, 2013, a majority of the trustees of The DB 2006 Trust, acting together, have the power to vote and to dispose or direct the vote and disposition of 1,812,586 Shares. Ester Bistricer, spouse of David Bistricer, Michael Friedman and Lester E. Lipschutz are the trustees of The DB 2006 Trust. The address of The DB 2006 Trust is c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219.
(2)	Based on a Schedule 13G/A filed by The MB 2006 Trust on February 12, 2010, a majority of the trustees of The MB 2006 Trust, acting together, have the power to vote and to dispose or direct the vote and disposition of 1,782,536 Shares. Elsa Bistricer, spouse of Moric Bistricer, Michael Friedman and Lester E. Lipschutz are the trustees of The MB 2006 Trust. The address of The MB 2006 Trust is c/o David Bistricer, 4611 12th Avenue, Brooklyn, New York 11219.

RELATED PARTY TRANSACTIONS

Review and Approval of Related Party Transactions

The Company’s Audit Committee charter provides that the Audit Committee shall review and appraise the fairness of related party transactions. In accordance with such charter, our Audit Committee has adopted a written Related Party Transactions Policy.

Under the policy, our Chief Financial Officer will identify related person transactions requiring Audit Committee review pursuant to our Audit Committee charter from transactions that are:

•	disclosed in director and officer questionnaires;

•	reported directly by the related person or by another employee of the Company; or

•	identified from accounting records based on a list of related persons.

If the Company has a related party transaction that requires Audit Committee approval in accordance with the policies set forth in our Audit Committee charter, we will either seek that approval before we enter the transaction or, if that timing is not practical, we will ask the Audit Committee to ratify the transaction.

In determining whether to approve or ratify a related person transaction, the Audit Committee will consider the following items, among others:

•	the related person’s relationship to the Company and interest in the transaction;

•	the material facts of the transaction, including the aggregate value of such transaction or, in the case of indebtedness, the amount of principal involved;

•	the benefits to the Company of the transaction;

•	if applicable, the availability of other sources of comparable products or services;

•	an assessment of whether the transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally;

•	whether a transaction has the potential to impair director independence; and

•	whether the transaction constitutes a conflict of interest.

Related Party Transactions

Lease for Corporate Headquarters

The Company leases its corporate headquarters facility in Waukegan, Illinois from HQ2 Properties, LLC. Three of our directors (Messrs. Bistricer, Stein and Yetman) and one of our former executive officers (Mr. Burger) are the major equity owners of HQ2 Properties, LLC.

The rent payable under the lease consists of base rent, which was approximately $347,000 in 2004 and escalates to approximately $444,000 in 2015, each calculated pursuant to the terms of the lease. We paid $428,086.08 pursuant to the lease in 2013. The aggregate amount due under the lease from January 1, 2014 until the end of the term is $771,005.20.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Named Executive Officers

We refer to our chief executive officer, the two individuals who served in the role of chief financial officer during 2013 and three other most highly compensated officers in this Information Statement as our “named executive officers.” For 2013, our named executive officers were as follows:

•	G. Gary Yetman — President and Chief Executive Officer

•	Alan C. Bergschneider — Executive Vice President, Chief Financial Officer, Secretary and Treasurer

•	J. Kurt Hennelly — Executive Vice President, Operations

•	Richard Carr — Executive Vice President, Manufacturing

•	Michael A. Frigo — Executive Vice President, OEM Group

•	Richard N. Burger — Former Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Goals of our Compensation Program

We provide a total compensation package for our executive officers that we believe is designed to fairly compensate them and to enhance stockholder value. We have disclosed the compensation package for our named executive officers in the summary compensation table and related tables below. We have structured our compensation packages to align our named executive officers’ interests with the interests of our stockholders and to motivate them to achieve the Company’s business objectives. Specifically, our compensation program is designed to achieve the following objectives:

•	Attract and retain excellent executives, with established records of success, who are appropriate for the Company’s needs in light of the competitive realities of the marketplace in our industry;

•	Motivate and reward executives whose knowledge, skills and performance are critical to the Company’s success;

•	Motivate the executives to increase stockholder value through the occasional use of equity incentives; and

•	Tie compensation to corporate and individual performance, including achievement of measurable corporate and individual performance objectives.

We use various elements of compensation to reward specific types of performance. Employment agreements for certain of our named executive officers determine the salary of such officers, which provides the basic level of compensation for performing the job expected of them. We use cash bonus awards as an incentive that provides a timely reward for attainment of exemplary corporate and individual performance in a particular period. Though the Company did not grant any new equity awards to our named executive officers in 2013, long-term cash incentive awards and outstanding stock options and restricted stock units continued to provide a long-term incentive in 2013, which adds value to compensation packages if the value of the Shares of our Common Stock rises and aligns the interests of our executives with those of our stockholders.

2013 Advisory Vote on Executive Compensation

The Compensation Committee reviewed the results of the 2013 stockholder advisory vote on named executive officer compensation and incorporated the results as one of the many factors considered in connection with the discharge of its responsibilities. Since a substantial majority (over 98%) of our stockholders approved the compensation program described in our 2013 Proxy Statement, the Compensation Committee did not implement changes to our executive compensation program as a direct result of the stockholders’ advisory vote.

Elements of our Compensation Program

Our total compensation package for named executive officers consists of the following components: salary; annual bonus; long-term incentives consisting of performance-based cash awards, options and performance-based restricted stock units; limited perquisites and other personal and retirement benefits through participation in the Company’s 401(k) plan. Each element of compensation is considered separately and we do not generally take into account amounts realized from prior compensation in establishing current elements of compensation. Our goal is to provide a total compensation package that we believe our named executive officers and our stockholders will view as fair and equitable. We consider the pay of each named executive officer relative to each other named executive officer so that the total compensation program is largely consistent for our executives. This is not a mechanical process, and our Compensation Committee has used its judgment and experience and worked with our Chief Executive Officer to determine the appropriate mix of compensation for each executive.

Base Salary — Base salaries are paid to our named executive officers to provide a fixed element of guaranteed compensation to our named executive officers and to enhance our retention efforts. Certain of our named executive officers are parties to employment agreements that set forth their salaries, which vary with the scope of their respective responsibilities. On September 1, 2006, we entered into amended and restated employment agreements with G. Gary Yetman and Richard N. Burger in contemplation of becoming a public company. These agreements initially provided for an annual base salary of $550,000 for Mr. Yetman and $375,000 for Mr. Burger. Each agreement provided for automatic annual raises equal to the percentage increase in the Chicago-area Consumer Price Index as reported by the U.S. Department of Labor.

On March 9, 2007, we entered into an employment agreement with Michael A. Frigo in connection with the acquisition by the Company of Copperfield, LLC. The agreement provided for an initial annual base salary of $400,000 for Mr. Frigo.

The employment agreements with Messrs. Yetman and Frigo were amended and restated on December 30, 2008, and the employment agreement with Mr. Burger was amended and restated on December 29, 2008, each to reflect certain provisions required to comply with Section 409A of the Internal Revenue Code.

On March 7, 2013, we entered into a part-time employment agreement with Mr. Burger which provided for his (i) retirement as our Executive Vice President, Chief Financial Officer, Secretary and Treasurer as of March 29, 2013 and (ii) part time employment with us as a Special Assistant to the Chief Executive Officer through December 31, 2013. Mr. Burger earned total compensation of $90,000 during his period of part-time employment with us and terminated his employment with the Company on December 31, 2013.

On December 20, 2013, we entered into (i) an amended and restated employment agreement with Mr. Frigo, (ii) a severance agreement with Mr. Carr and (iii) an amended and restated severance agreement with Mr. Bergschneider. Mr. Frigo’s employment agreement provided for an initial base salary of $410,000 and the severance and restrictive covenant agreements for Messrs. Bergschneider, Carr and Hennelly do not specify base salary amounts.

Our Board of Directors may, in its discretion, grant salary raises based on merit. We believe that the annual salary must be competitive with the market with respect to the skills and experience that are necessary to meet the requirements of the named executive officer’s position with us. Based on this merit review, the Board approved the following base salary rates in 2012 and 2013:

Name	2012 Salary Rate	2013 Salary Rate
Mr. Yetman	$743,640	$800,000
Mr. Bergschneider	$224,000	$315,000
Mr. Hennelly	$309,000	$315,000
Mr. Carr	$410,000	$410,000
Mr. Frigo	$410,000	$410,000
Mr. Burger	$433,100	$433,100	*

*	This rate of base salary is effective for Mr. Burger in 2013 through his retirement date of March 29, 2013. Under Mr. Burger’s part-time employment agreement described below, he was entitled to receive $90,000 during the term of such agreement, which expired on December 31, 2013.

Annual Bonus — For 2013, our named executive officers were eligible for annual bonus opportunities in the following amounts:

Name	Bonus Opportunity ($)	Bonus Opportunity (% of Base Salary)
Mr. Yetman	1,130,800	141%
Mr. Bergschneider	173,250	55%
Mr. Hennelly	216,563	69%
Mr. Carr	246,000	60%
Mr. Frigo	246,000	60%
Mr. Burger*	—	—

*	Mr. Burger was not eligible to receive an annual bonus with respect to 2013 performance.

All named executive officers (except for Mr. Burger, who was not eligible to receive an annual bonus with respect to 2013 performance) were subject to the following company-wide performance goals in 2013: Adjusted EBITDA of $98.0 million, Inventory Turnover of 5.7 and Working Capital Percentage of 20.7%. Messrs. Hennelly and Carr were also subject to the following production metrics in 2013: Gross Scrap Percentage and Flexed Spending Factor. Targets for these performance metrics were set at levels designed to be possible, but not probable, to achieve. Mr. Frigo was also subject to the following business unit metrics in 2013: Adjusted Operating Income — OEM Operating Segment and Adjusted Operating Income — Wire & Cable Operating Segment. Targets for these performance metrics were set at levels designed to be possible, but not probable, to achieve.

Adjusted EBITDA means earnings before interest, taxes, depreciation and amortization (EBITDA), adjusted to exclude the impact of items such as asset impairments, restructuring costs, gains/losses on financing and investing activities, acquisition related costs and stock compensation (consistent with the presentation of Adjusted EBITDA in the Company’s public filings). Inventory Turnover means the cost of goods sold for the year divided by average inventory on hand. Working Capital Percentage means average net working capital as a percentage of net sales for the year. Gross Scrap Percentage means the percentage of total scrap costs relative to the total cost of materials used in production. Flexed Spending Factor means the total year-over-year increase in production divided by year-over-year change in manufacturing spend.

The weightings for each 2013 performance goal as a percentage of the total bonus opportunity for our named executive officers were as follows:

Name	Adjusted EBITDA (% of Award)	Inventory Turnover (% of Award)	Working Capital Percentage (% of Award)	Gross Scrap Percentage (% of Award)	Flexed Spending Factor (% of Award)	Adjusted Operating Income –OEM Operating Segment (% of Award)	Adjusted Operating Income –Wire & Cable Operating Segment (% of Award)	Total
Mr. Yetman	75%	12.5%	12.5%	—	—	—	—	100%
Mr. Bergschneider	75%	12.5%	12.5%	—	—	—	—	100%
Mr. Hennelly	75%	12.5%	12.5%	—	—	—	—	100%
Mr. Carr	50%	12.5%	12.5%	12.5%	12.5%	—	—	100%
Mr. Frigo	50%	5%	5%	—	—	25%	15%	100%
Mr. Burger	—	—	—	—	—	—	—	—

Actual 2013 performance results are not yet known. Once the results are known and certified (which is expected to occur by January 20, 2014), annual incentive awards will be paid.

Long-Term Incentives — The Company granted cash long-term incentive awards (“LTIA”) to certain of its named executive officers in 2013. The Company did not grant any equity awards in 2013. However, as described below, certain stock options and RSUs granted to our named executive officers in prior years remained outstanding during all or a portion of 2013 and continued to provide long-term incentives to our named executive officers. Information about each outstanding equity award described below is included in the Outstanding Equity Awards at 2013 Fiscal Year-End and 2013 Option Exercises and Stock Vested tables below.

Long-Term Cash Incentive Awards — On February 22, 2013, the Company granted the LTIA to certain of its named executive officers, as provided in the table below:

Participant	Maximum Total LTIA Value ($)
Mr. Yetman	925,200
Mr. Bergschneider	141,750
Mr. Hennelly	177,188

Generally, one-half of the maximum total LTIA value vests in accordance with the following sentence (the “Time-Based Portion”). One-half of the Time-Based Portion of the LTIA vests if the participant remains continuously employed by the Company through December 31, 2013 and the remaining one-half of the Time-Based Portion of the LTIA vests if the participant remains continuously employed by the Company through December 31, 2014. The remaining one-half of the maximum total LTIA value vests and is earned, if at all, subject to the executive’s continuous employment through the end of the “Performance Period” (which is defined as January 1, 2013 through December 31, 2014) and based on the Company’s Residual Enterprise Value Growth during the Performance Period (the “Performance-Based Portion”).

However, the LTIA will fully vest and become payable (with the Performance-Based Portion calculated at the maximum level of performance) upon the occurrence of a change in control.

We introduced the LTIA to provide incentives for our executives to increase our long-term performance, including our overall Company enterprise value. The amounts of these awards were established by the Compensation Committee, in its discretion, based on defined long-term metrics.

Stock Options — We most recently granted options to all our named executive officers in 2009. Messrs. Bergschneider and Hennelly received an additional grant of options in 2010.

We award options to align the interests of our executives with the interests of our stockholders by having the realizable value depend on an increase of our stock price. We believe this will motivate our officers to return value to stockholders through future appreciation of our stock price. The options provide a long-term incentive because they vest over a period of time and remain outstanding for ten years, encouraging executives to focus energies on long-term corporate performance. The vesting requirements are designed to encourage retention of our officers.

RSUs — On March 2, 2010, we awarded performance-based restricted stock units (“RSUs”) under the Coleman Cable, Inc. Long-Term Incentive Plan. Once vested, each RSU is convertible into one share of Common Stock. The RSUs have a term of ten years and vest in increments upon the Company’s Common Stock attaining three separate incrementally increasing stock price goals beginning with a price representing approximately 350% of the average stock price per share on the grant date as follows: Mr. Yetman — 74,250 RSUs, 128,340 RSUs and 128,250 RSUs, respectively; Mr. Bergschneider — 5,625 RSUs, 9,750 RSUs and 11,250 RSUs, respectively; Mr. Hennelly, 12,230 RSUs, 26,250 RSUs and 26,250 RSUs respectively; Messrs. Frigo and Carr — 3,000 RSUs, 5,040 RSUs and 5,250 RSUs, respectively; and Mr. Burger — 22,562 RSUs, 36,000 RSUs and 36,000 RSUs, respectively. Upon each vesting event, two-thirds of the corresponding RSUs settled in Shares of the Company’s Common Stock and one-third settled in cash, in each case subject to applicable tax withholding.

In July 2011, the first stock price goal for the performance-based RSUs ($15.50 per share) was met, resulting in the first tranche of the RSUs vesting. In May 2013, the second and third stock price goals for the performance-based RSUs ($17.44 and $19.33, respectively) were met, resulting in the second and third tranches of the RSUs vesting.

We introduced these performance-based RSU awards as part of our annual equity award grants in 2010 to ensure that the Company is managed for the long-term benefit of stockholders and to reward executives for maximizing long-term performance. The amounts of these awards were established by the Board of Directors, in its discretion, based in part on long-term incentive grant guidelines established by the Company and recommendations made by an outside compensation consultant engaged in past years.

Perquisites and Other Benefits — We provide each of our executive officers with perquisites and other benefits such as car allowances, club memberships, tax planning advice, and life and disability insurance. In addition, we provide the same or comparable health and welfare benefits to our named executive officers as are available for all other full-time employees. We believe that the perquisites and other personal benefits that we offer are typical employee benefits for high-level executives working in our industry and in our geographic area. We believe that these benefits enhance employee morale and performance at a relatively low cost to the Company. Please see footnote 3 to the Summary Compensation Table below for more information regarding perquisites and other benefits.

Retirement Benefits — Our named executive officers do not participate in any defined benefit retirement plans such as a pension plan. We do not have any deferred compensation programs. Our named executive officers are permitted to contribute a percentage of their salary to the Company’s 401(k) plan, up to the limitations established by law. The Company matches an amount equal to $1 for each $1 of the first 1% of salary contributed and $0.50 for each additional dollar of the next 5% of salary contributed under the 401(k) plan (subject to limitations established by law). Participation in the Company’s 401(k) plan and receipt of matching contributions is also available to all full-time employees, subject to the terms of the 401(k) plan. The 401(k) plan and our matching contributions are designed to encourage our named executive officers and other employees to save for their retirement.

Our Compensation Process

The Compensation Committee makes the compensation decisions for our named executive officers. The Compensation Committee is comprised of Shmuel D. Levinson, Dennis J. Martin and Isaac M. Neuberger. The Board has determined that Messrs. Levinson, Martin and Neuberger are independent directors. Neither the Chief Executive Officer nor any other officer of the Company is a member of the Compensation Committee.

The Compensation Committee reviews and approves corporate goals and objectives against which it evaluates our Chief Executive Officer’s performance. The Compensation Committee, together with the Board,

determines and approves the Chief Executive Officer’s compensation level based on this evaluation. To accomplish this, the Compensation Committee makes a recommendation on the Chief Executive Officer’s compensation level to the Board for its final determination and approval. The Chief Executive Officer is not present during this discussion. Our Compensation Committee Charter provides that the goals and objectives for the Chief Executive Officer should consist of objective criteria, including goals for performance of the business, the accomplishment of long-term strategic objectives and the development of management. In determining the long-term incentive component of our Chief Executive Officer’s compensation, the Compensation Committee Charter provides that the Compensation Committee should consider, among other things, our performance and stockholder returns as compared to similar companies, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to our Chief Executive Officer in past years.

The Compensation Committee reviews the Chief Executive Officer’s proposal with respect to the compensation of our other executive officers and makes a recommendation to the Board on the amount of compensation that should be paid to them. The Chief Executive Officer may be present during these discussions but may not vote.

In certain years, including in 2013, we have engaged Hay Group, Inc. as a compensation consultant to provide market data with respect to levels of base salary, bonus and long term incentives for executives. However, while we reviewed such market information, it was only one factor among several that we considered in establishing executive compensation levels and mixes, and we did not make use of any formula incorporating such data. We engaged the Hay Group in 2013 to review and develop alternatives for long-term incentives, which resulted in our implementation of the LTIA. The engagement of Hay Group, Inc. did not raise any conflicts of interest under the new Regulation S-K disclosure rules regarding compensation consultant independence.

Generally, in determining whether to increase or decrease compensation to our named executive officers, we take into account any changes of which we are aware in the market pay levels, the performance of the executive officer, the responsibilities and roles of the executive officer, the business needs for the executive officer, the transferability of managerial skills to another employer, the relevance of the executive officer’s experience to other potential employers and the readiness of the executive officer to assume a more significant role with another organization.

When making compensation decisions for 2013, the Board of Directors evaluated the performance of our Chief Executive Officer and took this evaluation into consideration when approving his compensation package. With respect to the other named executive officers, the Chief Executive Officer evaluated their performance and, based on this evaluation, made recommendations to the Board of Directors with respect to compensation decisions.

Change in Control and Severance Benefits

Under the terms of their employment agreements, Mr. Yetman and, formerly, Mr. Burger each receive a severance payment, accelerated vesting of his options and restricted stock (including any performance-based RSUs) and continued benefits upon a termination by the Company without “cause” or a termination by the executive for “good reason.” Under the terms of Mr. Yetman’s agreement, his “good reason” definition includes the occurrence of a change in control. Therefore, Mr. Yetman would be entitled to receive the severance payments and benefits described above if he resigned within 90 days of the occurrence of a change in control. Mr. Burger retired from the Company effective March 29, 2013 and entered into a part-time employment arrangement with the Company under which he was no longer entitled to the severance payments and benefits described above.

Under the terms of the severance and restrictive covenant agreements for Messrs. Bergschneider and Hennelly, they are not entitled to any “single trigger” benefits upon a change in control, but rather are entitled to severance payments, accelerated vesting of their time-based options and restricted stock and continued benefits upon certain terminations of employment.

Under the terms of Mr. Frigo’s employment agreement and Mr. Carr’s severance and restrictive covenant agreement, Messrs. Frigo and Carr are entitled to the following single-trigger payments and benefits: (i) a $300,000 change in control bonus to be paid on the 12 month anniversary of the change in control (or earlier if terminated without “cause” or upon resignation following a “substantial breach” (in the case of Mr. Frigo) or “good reason” (in the case of Mr. Carr) within 12 months of the occurrence of a change in control) and (ii) a guaranteed annual bonus equal to 100% of their target annual bonus amounts for the year in which the change in control occurs. Messrs. Frigo and Carr are also entitled to severance payments, accelerated vesting of their time-based options and restricted stock and continued benefits upon certain terminations of employment. In addition, Mr. Frigo’s employment agreement increases his severance multiplier from 1 times his annual base salary to 1.5 times his annual base salary if he is terminated without “cause” or resigns following a “substantial breach” within 12 months of the occurrence of a change in control.

These arrangements are discussed in greater detail in the “Potential Payments Upon Termination or Change in Control” section.

Stock Ownership Guidelines

We have not implemented any stock ownership requirements for our named executive officers. Prior to listing on NASDAQ in 2007, the market for our stock largely was limited. We will continue to periodically re-evaluate whether it would be appropriate for us to implement stock ownership requirements for our named executive officers. In prior years we have granted options, restricted stock and performance-based restricted stock units to our named executive officers and have an incentive plan in place pursuant to which more options, restricted stock, restricted stock units and other equity grants can be issued in the future, which we believe allows management to own equity in the Company and accordingly to align their interests with those of other stockholders.

Tax Deductibility of Executive Compensation

Limitations on deductibility of compensation may occur under Section 162(m) of the Internal Revenue Code (“Section 162(m)”), which generally limits to $1 million the tax deductibility of compensation paid by a public company to its chief executive officer and the three next highest compensated officers other than the chief financial officer in the year the compensation becomes ordinarily deductible to the company. There is an exception to the limit on deductibility for performance-based compensation that meets certain requirements. We ordinarily intend for the annual performance bonuses for our executive officers to qualify as performance-based compensation, to the extent that Section 162(m) applies.

While deductibility of compensation is preferred and is generally considered by the Company in determining the components of our overall compensation program, achieving the compensation objectives set forth above may, in certain situations, be more important than the benefit of tax deductibility. We reserve the right, therefore, to maintain flexibility in how we compensate our executive officers and, as a result, certain amounts of compensation may not be deductible from time to time.

Compensation Committee Report

The Compensation Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis contained in this Information Statement with management and based on such review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Information Statement.

The foregoing report has been approved by all members of the Compensation Committee.

Shmuel D. Levinson

Isaac M. Neuberger (Chairman)

Dennis J. Martin

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
G. Gary Yetman	2013	801,470		231,300	—	—	38,041	1,070,811
President and	2012	741,785		—	—	1,448,134	35,412	2,225,331
Chief Executive Officer	2011	694,731		—	—	1,043,101	24,475	1,762,307
Alan C. Bergschneider (4)	2013	311,539		35,438	—	—	17,333	364,310
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer
J. Kurt Hennelly	2013	314,769		44,297	—	—	13,827	372,893
Executive Vice President,	2012	308,654		—	—	301,585	13,500	623,739
Operations	2011	298,735		—	—	257,063	13,503	569,301
Richard Carr	2013	410,000		—	—	—	11,303	421,303
Executive Vice President,	2012	410,000		—	—	171,498	12,648	594,146
Manufacturing	2011	410,000		—	—	208,331	13,367	631,698
Michael A. Frigo	2013	410,000		—	—	—	14,906	424,906
Executive Vice President,	2012	410,000		—	—	129,695	14,520	554,215
OEM Group	2011	410,000		—	—	246,000	15,042	671,042
Richard N. Burger	2013	182,373	(5)	—	—	—	—	182,373
Former Executive	2012	432,616		—	—	379,262	17,375	829,253
Vice President,	2011	420,096		—	—	520,000	17,282	957,378
Chief Financial Officer,
Secretary and Treasurer

(1)	These amounts represent one-half of the time-based portion of the long-term cash incentive awards granted on February 22, 2013, which vested on December 31, 2013. The remaining one-half of the time-based portion of the long-term cash incentive awards will vest on December 31, 2014 if the named executive officer remains continuously employed by the Company through such date.
(2)	Annual cash incentive awards for performance during the fiscal year ended December 31, 2013 are not calculable at this time. The Compensation Committee is expected to determine such bonuses by January 20, 2014. As of the Acceptance Time, annual bonuses with respect to 2013 would be calculated and paid to our named executive officers as though the maximum level of performance was achieved.
(3)	All Other Compensation includes the following with respect to named executive officers who received perquisites totaling in excess of $10,000:

Name	Year	Car Allowance ($) (a)	Club Membership ($)	Gym Membership ($)	Tax Planning Advice ($)	Life and Disability Insurance ($)	401(K) Matching Contributions ($)	Total
G. Gary Yetman	2013	1,109	12,803	1,800	4,800	8,604	8,925	38,041
Alan C. Bergschneider	2013	8,408	—	—	—	—	8,925	17,333
J. Kurt Hennelly	2013	4,902	—	—	—	—	8,925	13,827
Richard Carr	2013	2,378	—	—	—	—	8,925	11,303
Michael A. Frigo	2013	5,981	—	—	—	—	8,925	14,906
Richard N. Burger	2013	—	—	—	—	—	—	—

(a)

In 2013, we provided Mr. Yetman with the use of a company-owned vehicle. The value of his personal use is based on the gross capitalized cost determined at the time of the lease multiplied by the personal miles driven. Personal use includes commuting miles in addition to a percent mile charge for gasoline. Messrs. Bergschneider, Hennelly, Carr and Frigo received a car allowance during 2013. The value of personal use of an automobile is based on the allowance received multiplied by the personal miles driven. Personal use includes commuting miles in addition to gasoline charges paid by the Company.
(4)	In accordance with SEC rules, 2011 and 2012 compensation is not presented for Mr. Bergschneider because he was not a named executive officer in those years.
(5)	Mr. Burger’s base salary figure includes his (i) annual base salary at a rate of $433,100 earned through March 29, 2013 in his capacity as the Company’s Executive Vice President, Chief Financial Officer, Secretary and Treasurer and (ii) total compensation of $90,000 earned through December 31, 2013 as a Special Assistant to the Chief Executive Officer pursuant to his part-time employment agreement.

2013 Grants of Plan-Based Awards

The following table shows plan-based award opportunities granted in 2013.

		Estimated Future
		Payouts Under
		Non-Equity Incentive
		Plan Awards(1)
		Threshold	Target	Maximum
Name	Type of Award (2)	($)	($)	($)
G. Gary Yetman	Annual Incentive Award	282,700	—	1,130,800
	Performance-Based Portion of Cash LTIA	0	—	462,600
Alan C. Bergschneider	Annual Incentive Award	43,312	—	173,250
	Performance-Based Portion of Cash LTIA	0	—	70,875
J. Kurt Hennelly	Annual Incentive Award	54,140	—	216,563
	Performance-Based Portion of Cash LTIA	0	—	88,594
Richard Carr	Annual Incentive Award	61,500	—	246,000
Michael A. Frigo	Annual Incentive Award	61,500	—	246,000
Richard N. Burger(3)

(1)	The Annual Incentive Award amounts reported in the table above were achievable based on the Company’s performance with respect to the Company-wide, production and business unit goals as described above in the “Compensation Discussion and Analysis — Elements of our Compensation Program — Annual Bonus” section. The actual annual incentive amounts earned based on 2013 performance are not calculable at this time. The Compensation Committee is expected to determine such bonuses by January 20, 2014. As of the Acceptance Time, Annual Incentive Awards with respect to 2013 would be calculated and paid to our named executive officers as though the maximum level of performance was achieved.
(2)	These amounts represent the (i) Annual Incentive Awards and (ii) performance-based portion of the long-term cash incentive awards granted on February 22, 2013. The entire performance-based portion of the long-term cash incentive awards will vest and be earned, if at all, based on the Company’s Residual Enterprise Value Growth from January 1, 2013 through December 31, 2014. Each award will be calculated using straight-line interpolation if performance falls between the threshold and maximum levels. The long-term cash award amounts disclosed above do not include the time-based portions of such awards, which comprise 50% of the total value of such awards.
(3)	Mr. Burger retired as the Company’s Executive Vice President, Chief Financial Officer, Secretary and Treasurer effective as of March 29, 2013 and entered into a part-time employment arrangement with the Company through December 31, 2013. Therefore, he was not eligible to earn an annual incentive award based on 2013 performance.

Outstanding Equity Awards at 2013 Fiscal Year-End

			Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Unexercisable	Number of Securities Underlying Unexercised Options (#) Exercisable		Option Exercise Price ($)	Option Expiration Date
G. Gary Yetman
Alan C. Bergschneider	3/2/2010	5,000	10,000	(1)	4.42	3/2/2020
	2/2/2009		10,000		3.99	2/2/2019
	1/4/2008		4,000		8.38	1/4/2018
J. Kurt Hennelly	3/2/2010	10,000	20,000	(1)	4.42	3/2/2020
Richard Carr	2/2/2009		5,000		3.99	2/2/2019
	1/4/2008		10,000		8.38	1/4/2018
	5/11/2007		25,000		23.62	5/10/2017
Michael A. Frigo	2/2/2009		5,000		3.99	2/2/2019
	1/4/2008		10,000		8.38	1/4/2018
	5/11/2007		25,000		23.62	5/10/2017
Richard N. Burger

(1)	Contingent on continued employment, one-third of the options granted become exercisable on the second, third and fourth anniversaries of the grant date.

2013 Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)
G. Gary Yetman	376,219	3,251,505	256,590	4,717,322
Alan C. Bergschneider	—	—	21,000	387,503
J. Kurt Hennelly	67,717	671,160	52,500	965,213
Richard Carr	—	—	10,290	189,380
Michael A. Frigo	—	—	10,290	189,380
Richard N. Burger	177,594	1,468,392	72,000	1,323,720

(1)	Represents the vesting of the final two tranches of the performance-based restricted stock unit awards granted on March 2, 2010, the first of which vested on May 10, 2013 and the second of which vested on May 31, 2013.

Potential Payments Upon Termination or Change in Control

As described above, Mr. Burger retired as the Company’s Executive Vice President, Chief Financial Officer, Secretary and Treasurer effective as of March 29, 2013 and entered into a part-time employment arrangement with the Company through December 31, 2013 under which he is no longer entitled to severance or change in control benefits. Prior to his retirement, Mr. Burger was party to an employment agreement with terms similar to those of Mr. Yetman’s employment agreement, as described below.

Introduction and Definitions

We may terminate the employment of any of our named executive officers for “Cause,” which is defined in (a) the employment agreement with Mr. Yetman, and (b) the severance and restrictive covenant agreement with Messrs. Bergschneider, Hennelly and Carr as:

•	gross neglect or willful failure to perform duties in all material respects after written demand and 30-days’ notice from the Board of Directors;

•	a willful and material breach of the agreement by the employee which is not cured within 30 days of notice of said breach;

•	fraud or embezzlement; or

•	the employee’s conviction or entry of a plea of nolo contendere for a crime involving moral turpitude or any other crime materially impairing or materially hindering the employee’s ability to perform his employment duties.

“Cause” is defined in the employment agreement with Mr. Frigo as:

•	gross misconduct;

•	material nonperformance after two weeks’ notice from the Company;

•	material breach of the agreement;

•	the employee’s conviction or entry of a plea of nolo contendere to any felony or misdemeanor or the entry of any final civil judgment in connection with any allegation of fraud, misrepresentation, misappropriation or any other intentional tort or statute violation;

•	insubordination;

•	violation of the Company’s sexual harassment/anti-discrimination policies; or

•	a court order prohibiting the employee from working for the Company for a period that extends beyond six months.

Mr. Yetman may terminate his employment agreement at any time within 90 days of the occurrence of an event that constitutes “Good Reason,” which is defined as:

•	a material reduction in base compensation, excluding an insubstantial and inadvertent failure that is remedied within 15 days’ notice by the employee;

•	a significant reduction in responsibilities or duties;

•	a 35-mile relocation of the office where the employee works;

•	a Change in Control; or

•	other willful failure or willful breach by the Company of any material obligations of the agreement.

Mr. Yetman’s employment agreement requires him to give written notice to the Board of Directors of an intention to terminate employment for Good Reason, and the Company shall have 30 days after such written notice is given in which to remedy the condition. Mr. Yetman must give three months’ notice to terminate his employment agreement without Good Reason.

Messrs. Bergschneider, Hennelly and Carr may terminate employment under their respective severance and restrictive covenant agreements at any time for “Good Reason,” which is defined as:

•	a material reduction in authority, duties or responsibilities, other than due to the employee’s continued failure to substantially perform her duties with the Company or to accommodate the employee’s physical or mental illness or infirmity (and, for Mr. Bergschneider only, the deregistration or delisting of the Shares of the Company’s Common Stock expressly constitutes a material diminution of his authority, duties and responsibilities);

•	a material reduction in salary, except with regard to across-the-board salary reductions; or

•	a 50-mile relocation of the office where the employee works within two years after a Change in Control.

The severance and restrictive covenant agreements requires Messrs. Bergschneider and Hennelly to give written notice to the Board of Directors of an intention to terminate employment for Good Reason, and the Company shall have 30 days after such written notice is given in which to remedy the condition. Messrs. Bergschneider and Hennelly may terminate their employment without Good Reason at any time.

Mr. Frigo may terminate his employment agreement in the event of a “Substantial Breach,” which is defined as:

•	a material reduction in the employee’s responsibilities below the position of a senior manager;

•	a material reduction in salary;

•	a willful failure or willful breach by the Company of any materials obligations of the agreement; or

•	a 50-mile relocation of the office where the employee works within two years after a Change in Control.

Mr. Frigo’s employment agreement requires him to give written notice to the Board of Directors of an intention to terminate his employment due to a Substantial Breach, and the Company shall have 30 days after such written notice is given in which to remedy the condition. Mr. Frigo must give two weeks’ notice to terminate his employment agreement for any reason.

Severance Benefits in the Absence of a Change in Control

If we terminate Mr. Yetman without Cause or if he terminates his employment with Good Reason, he shall be entitled to receive, in a lump sum, a payment equal to three times an amount equal to his base salary plus his average annual bonus for the two complete years immediately preceding the date of termination. His benefits shall continue for 36 months, any outstanding stock options or restricted stock shall be immediately vested and any life insurance policies maintained by us on the life of the employee shall be converted into fully paid term policies assigned to the employee. In the event that Mr. Yetman terminates employment because of his death or disability, he (or his estate) shall be entitled to receive, in a lump sum, a payment equal to one year’s salary and his average annual bonus for the two complete years immediately preceding the date of termination. His benefits shall continue for 12 months, any outstanding stock options or restricted stock shall be immediately vested and any life insurance policies maintained by us on the life of the employee shall be converted into fully paid term policies assigned to the employee.

If we terminate Mr. Frigo without Cause or if he terminates his employment after Substantial Breach, he shall be entitled to receive salary continuation payments for the remainder of the term of his employment agreement (which is a rolling one-year period), accelerated vesting of his time-based options and restricted stock and subsidized coverage under the Company’s group health plan for a period of up to 12 months. In the event that Mr. Frigo terminates employment because of his disability, he shall be entitled to receive salary continuation payments for a period of six months or the remainder of the term of his employment agreement, whichever period ends first. In the event that Mr. Frigo terminates employment because of his death, he shall not be entitled to any additional payments after termination (other than accrued and unpaid salary as of the date of termination).

If we terminate Messrs. Bergschneider, Hennelly or Carr without Cause or if they terminate their employment with Good Reason, they shall be entitled to receive an amount equal to one and a half times their salary, to be paid in 24 semi-monthly installments. In addition, they shall receive accelerated vesting of their time-based options and restricted stock and subsidized coverage under the Company’s group health plan for a period of up to 12 months. Their entitlement to these benefits is conditioned upon their execution of a general release of claims against the Company. In the event that Messrs. Bergschneider, Hennelly or Carr terminate their employment because of death or disability, they shall not be entitled to any additional payments after termination (other than accrued and unpaid salary and bonus as of the date of termination).

If we terminate Mr. Yetman for Cause, the only payments he shall receive are accrued salary for the period he has worked and any bonus that may otherwise have become due for the fiscal year prior to the year of his employment termination. If we terminate Messrs. Bergschneider, Hennelly, Frigo or Carr for Cause, the only payments they shall receive are accrued salary for the period they have worked and any bonus then payable through the date of termination.

Single-Trigger and Double-Trigger Change in Control Benefits

Under the terms of Mr. Yetman’s agreement, his Good Reason definition includes the occurrence of a Change in Control. Therefore, Mr. Yetman would be entitled to receive the severance payments and benefits described above in the “Termination Benefits” section if he resigned within 90 days of the occurrence of a Change in Control.

Under the terms of Mr. Frigo’s employment agreement and Mr. Carr’s severance and restrictive covenant agreement, Messrs. Frigo and Carr are entitled to the following single-trigger payments and benefits: (i) a $300,000 Change in Control bonus to be paid on the 12 month anniversary of the Change in Control (or earlier if terminated without Cause or upon resignation following a Substantial Breach (in the case of Mr. Frigo) or Good Reason (in the case of Mr. Carr) within 12 months of the occurrence of a Change in Control) and (ii) a guaranteed annual bonus equal to 100% of their target annual bonus amounts for the year in which the Change in Control occurs. In addition, Mr. Frigo’s employment agreement increases his severance multiplier from 1 times his annual base salary to 1.5 times his annual base salary if he is terminated without Cause or resigns following a Substantial Breach within 12 months of the occurrence of a Change in Control.

Under the terms of the LTIA Terms and Conditions, the LTIA will fully vest and become payable (with the Performance-Based Portion calculated at the maximum level of performance) upon the occurrence of a change in control.

Restrictive Covenants

Mr. Yetman’s employment agreement contains non-compete provisions that will last for one year following termination of employment; the non-compete clause is not applicable if the Company terminates Mr. Yetman without Cause or if he terminates his employment for Good Reason or the Company fails to make any payment or perform any obligation owed to him under the agreement. In addition, the employment agreement with Mr. Yetman contains a confidentiality clause which is effective for no longer than three and one half years after his termination.

The employment agreement with Mr. Frigo contains non-compete provisions that last for the duration of the period in which he receives any salary continuation payments. The employment agreement also contains non-solicitation provisions that will last for one year following the termination of his employment. In addition, the employment agreement with Mr. Frigo contains a confidentiality clause which is effective at all times.

The severance and restrictive covenant agreements with Messrs. Bergschneider, Hennelly and Carr contain non-compete and non-solicitation provisions that will last for one year following termination of employment. In addition, the agreements contain a confidentiality clause which is effective at all times.

Set forth below is a description of the incremental amounts that we would have paid our named executive officers following a termination, assuming that the relevant trigger event occurred on December 31, 2013.

	Cash Severance ($)	Bonus ($)		LTIA ($)(1)	Stock Options ($)(2)	Medical Continuation ($)	Insurance Continuation ($)	Health Club Membership ($)	Total ($)(3)
G. Gary Yetman
Termination Without Cause or Termination for Good Reason, including a Change in Control	2,400,000	3,736,853	(4)	925,200	—	57,454	25,812	43,809	7,189,128
Death or Disability	800,000	1,245,618	(4)	—	—	19,151	8,604	14,603	2,087,976
Alan C. Bergschneider
Termination Without Cause or Termination for Good Reason, including a Change in Control	472,500	—		141,750	109,000	8,810	—	—	732,060
Death or Disability	—	—		—	—	—	—	—	—
J. Kurt Hennelly
Termination Without Cause or Termination for Good Reason, including a Change in Control	472,500	—		177,188	218,000	13,399	—	—	881,087
Death or Disability	—	—		—	—	—	—	—	—
Richard Carr
Termination Without Cause or Termination after Substantial Breach	615,000	546,000	(5)	—	—	8,577	—	—	1,169,577
Death or Disability	—	—		—	—	—	—	—	—
Michael A. Frigo
Termination Without Cause or Termination for Good Reason, including a Change in Control	615,000	546,000	(5)	—	—	13,399	—	—	1,174,399
Death or Disability	—	—		—	—	—	—	—	—
Richard N. Burger (6)
Termination Without Cause or Termination for Good Reason, including a Change in Control	—	—		—	—	—	—	—	—
Death or Disability	—	—		—	—	—	—	—	—

(1)	These amounts represent 100% of the long-term cash incentive awards granted on February 22, 2013, which awards immediately vest and become payable (with the Performance-Based Portion calculated at the maximum level of performance) upon a change in control. The one-half of the Time-Based Portion which would have otherwise vested based on the executive’s continued employment through December 31, 2013 is included in the figures disclosed above.
(2)	Stock options for Messrs. Bergschneider and Hennelly were granted March 3, 2010 with an exercise price of $4.42 per share. The figures above represent the difference between the closing price of our stock on the last trading day of the 2013 fiscal year ($26.22) and the exercise price, multiplied by the number of outstanding stock options held by Messrs. Bergschneider and Frigo on December 31, 2013 (5,000 options and 10,000 options, respectively).
(3)	In the event that any change in control benefits payable to Messrs. Yetman, Bergschneider, Hennelly and Carr would trigger excise taxes under Section 4999 of the Internal Revenue Code, their employment agreements (or severance and restrictive covenant agreement in the case of Messrs. Bergschneider, Hennelly and Carr) provide for the automatic reduction of their change in control benefits to an amount that would not trigger excise taxes under Section 4999 of the Internal Revenue Code. For purposes of the table above, however, we have reported the full value of all change in control benefits that could become payable to all named executive officers, without regard to whether the aforementioned automatic reduction could apply.

(4)	Since cash incentive awards for performance during the fiscal year ended December 31, 2013 are not calculable at this time, Mr. Yetman’s bonus severance amounts are calculated using the average of the annual bonuses paid to him with respect to the fiscal years ended December 31, 2011 and December 31, 2012.
(5)	These amounts represent the sum of (i) the $300,000 Change in Control bonus to be paid on the 12 month anniversary of the Change in Control (or earlier if terminated without Cause or upon resignation following a Substantial Breach (in the case of Mr. Frigo) or Good Reason (in the case of Mr. Carr) within 12 months of the occurrence of a Change in Control) and (ii) a guaranteed annual bonus equal to 100% of their target annual bonus amounts for the year in which the Change in Control occurs, which is equal to $246,000 in 2013.
(6)	Mr. Burger retired as the Company’s Executive Vice President, Chief Financial Officer, Secretary and Treasurer effective as of March 29, 2013 and entered into a part-time employment arrangement with the Company through December 31, 2013 under which he was no longer entitled to any severance benefits. Mr. Burger terminated his employment with the Company on December 31, 2013.

Compensation Risks

With the oversight of the Compensation Committee, we have reviewed our employee compensation policies and practices to determine whether they expose the Company to excessive risks. Based on our review, we believe that our compensation policies and practices for our employees do not create risks that are reasonably likely to have a material adverse effect on the Company.

2013 Director Compensation

The following information sets forth the compensation paid to our directors during the year ended December 31, 2013.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
David Bistricer	100,000	100,000	—	200,000
Shmuel D. Levinson	60,000	60,000	—	120,000
Dennis J. Martin	70,000	60,000	—	130,000
Isaac M. Neuberger	65,000	60,000	—	125,000
Harmon S. Spolan	75,000	60,000	—	135,000
Denis E. Springer	80,000	60,000	—	140,000
Nachum Stein	100,000	100,000	—	200,000

(1)	Includes retainer fees and Board meeting fees earned in 2013.
(2)	This column discloses the grant date fair value of restricted stock awards calculated in accordance with FASB ASC Topic 718. The following table indicates the number of shares of restricted stock granted to each director on January 2, 2013, the grant date fair market value of such award, and the total unvested restricted stock awards held by each director as of December 31, 2013:

Name	2013 Award (#)	2013 Fair Market Value ($)	Total Unvested Awards (#)
David Bistricer	10,599	100,000	23,231
Shmuel D. Levinson	6,359	60,000	13,935
Dennis J. Martin	6,359	60,000	13,935
Isaac M. Neuberger	6,359	60,000	13,935
Harmon S. Spolan	6,359	60,000	13,935
Denis E. Springer	6,359	60,000	13,935
Nachum Stein	10,599	100,000	23,231

(3)	No options were awarded to our directors during fiscal year 2013. As of December 31, 2013, our non-employee directors held the following outstanding option awards: David Bistricer — 0; Shmuel D.

Levinson — 0; Isaac M. Neuberger — 2,500; Harmon S. Spolan — 2,500; Denis E. Springer — 2,500; Dennis J. Martin — 0; and Nachum Stein — 0.

Narrative to Director’s Compensation Table

Our director compensation policy provides that outside directors, other than the co-chairmen, each receive an annual retainer of $60,000 in cash (payable quarterly) and $60,000 in shares of restricted Common Stock (issued annually on the first business day of each new fiscal year). Each co-chairman of the Board of Directors receives an annual retainer of $100,000 in cash (payable quarterly) and shares of restricted Common Stock having a value of $100,000 (issued annually on the first business day of each new fiscal year). In addition, each member of the Audit Committee receives an additional annual retainer of $10,000 in cash (payable quarterly). Finally, in addition to the above, the chairperson of the Audit Committee receives an annual retainer of $10,000 in cash (payable quarterly) and the chairpersons of the Compensation Committee and the Nominating and Corporate Governance Committee each receive an annual retainer of $5,000 (payable quarterly). The shares of restricted Common Stock will vest in three equal installments on each of the first three anniversaries of the January grant date.

All the directors will be reimbursed for their out-of-pocket expenses incurred in connection with the performance of Board duties.

AUDIT COMMITTEE REPORT

The material in this report is not “soliciting material”, is not deemed “filed with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of Coleman Cable, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee consists of three members of the Board, each of whom has been determined by the Board to be financially literate, as contemplated by the NASDAQ listing standards. The Board has determined that Dennis J. Martin, Harmon S. Spolan and Denis E. Springer are “audit committee financial experts,” as that term is defined under Item 407(d) of Regulation S-K. Each member of the audit committee is independent of the Company and its management, as required by NASDAQ listing standards.

The Audit Committee operates under a written charter approved by the Board, a copy of which is available on the Company’s website. As more fully described in the charter, the primary purpose of the Audit Committee is to assist the Board in its oversight of the integrity of the Company’s financial statements and financial reporting process and the performance, qualification and independence of the Company’s independent auditors, Deloitte & Touche LLP, to whom we refer as Deloitte.

The Company’s management prepares the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and is responsible for the financial reporting process that generates these statements. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting. The Audit Committee, on behalf of the Board, monitors and reviews these processes, acting in an oversight capacity relying on the information provided to it and on the representations made to it by the Company’s management, Deloitte and other advisors.

The Audit Committee has reviewed and discussed the Company’s December 31, 2012 audited consolidated financial statements with management and with Deloitte. The Audit Committee has also discussed with Deloitte all the matters required to be discussed by generally accepted auditing standards, including those described in Statement of Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

We have received from Deloitte a letter providing the disclosures required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence with respect to any relationships between Deloitte and the Company that in its professional judgment may reasonably be thought to bear on independence. Deloitte has discussed its independence with us, and has confirmed in the letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the December 31, 2012 audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K.

The foregoing report has been approved by the Audit Committee.

Dennis J. Martin

Harmon S. Spolan

Denis E. Springer (Chairman)

ANNEX B

December 20, 2013

The Board of Directors

Coleman Cable, Inc.

1530 Shields Drive

Waukegan, IL 60085

Members of the Board:

We understand that Coleman Cable, Inc. (the “Company”), Southwire Company (“Parent”), and Cubs Acquisition Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Merger Sub would commence a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”) at a price of $26.25 per share in cash (the “Consideration”) and (ii) following the consummation of the Tender Offer, Merger Sub would merge with and into the Company (the “Merger”). Pursuant to the terms of the Merger Agreement, each share of Common Stock that is not tendered and accepted pursuant to the Tender Offer (other than shares of Common Stock owned by the Company or any direct or indirect wholly owned subsidiary of the Company or owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of Parent, all of which shares will be cancelled, or as to which dissenters rights have been properly exercised) would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction”. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated December 20, 2013 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)	reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us.

We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender their shares pursuant to the Tender Offer or as to how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies LLC.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Tender Offer. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We maintain a market in the securities of the Company, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we

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may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

JEFFERIES LLC

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ANNEX C

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title ), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in

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accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value,

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the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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